REVISED ANNUAL INFORMATION FORM

FOR THE FISCAL PERIOD
ENDED DECEMBER 31, 2011

Dated June 28, 2012

INTRODUCTORY NOTES

Forward Looking Statements

This revised annual information form (the “Annual Information Form” or “AIF”) and the documents incorporated by reference herein contain “forward-looking statements” or “forward-looking information” within the meaning of Canadian securities legislation. These forward-looking statements are made as of the date of this Annual Information Form or, in the case of documents incorporated by reference herein, as of the date of such documents.

In certain cases, forward-looking statements can be identified by the use of words such as “believe”, “intend”, “may”, “will”, “should”, “plans”, “anticipates”, “believes”, “potential”, “intends”, “expects” and other similar expressions. Forward-looking statements reflect our current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements, particularly as they relate to the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of Mineral Reserves and Resources, the timing and amount of estimated future production, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, future prices of precious and base metals, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation and the timing or magnitude of such events are inherently risky and uncertain.

Key assumptions upon which the Company’s forward-looking statements are based include the following:

-	the Company’s current estimates of Mineral Reserves (as defined below), Mineral Resources (as defined below), mineral grades and mineral recovery are accurate;

-	the Company has a valid interest in its mineral properties;

-	the prices of silver and gold will not fall significantly;

-	the Company will, if required, be able to secure new financing to continue its exploration, development and operational activities;

-	there being no significant adverse changes in currency exchange rates;

-	there being no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements;

-	the Company is able to obtain regulatory approvals (including licenses and permits) in a timely manner;

-

the absence of any material adverse effects arising as a result of political instability, criminal activity, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the surrounding area to the Company’s operations;

-	the Company’s ability to achieve its growth strategy;

-	the Company’s operating costs will not increase significantly; and

-

key personnel will continue their employment with the Company and the Company will have access to all resources necessary to operate La Guitarra Mine (as defined under “General Development of the Business”).

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. These assumptions should be considered carefully by readers. Readers are cautioned not to place undue reliance on the forward-looking statements or the assumptions on which the Company’s forward-looking statements are based. Readers are advised to carefully review and consider the risk factors identified in this Annual Information Form under the heading “Description of Business – Risk Factors” and in the other documents incorporated by reference herein for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that readers consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this Annual Information Form, including the documents incorporated by reference herein. The forward-looking statements contained in this Annual Information Form are made as of the date hereof and, accordingly, are subject to change after such date.

Although the Company believes that the assumptions on which the forward-looking statements are made are reasonable, based on the information available to the Company on the date such statements were made, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained in this Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

Currency

Unless otherwise stated, references herein to “$” are to the Canadian dollar. References to “US$” are to the United States dollar. The following table reflects the low and high rates of exchange for one Canadian dollar, expressed in United States dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada noon spot rate of exchange.

	2011	2010	2009
Low for the period	US$0.94	US$0.93	US$0.77
High for the period	US$1.06	US$1.01	US$0.97
Rate at the end of the period	US$0.98	US$1.01	US$0.96
Average noon spot rate for the period	US$0.98	US$0.97	US$0.88

On June 27, 2012, the Bank of Canada noon spot rate of exchange was $1.00 – US$ 0.97.

Silver Prices

The high, low, average and closing afternoon fixing silver prices in United States dollars per troy ounce for each of the three years ended December 31, 2011, as quoted by the London Bullion Market Association, were as follows:

	2011	2010	2009
Low for the period	US$26.16	US$15.14	US$10.51
High for the period	US$48.70	US$30.70	US$19.18
Average for of the period	US$35.12	US$20.19	US$14.67
Closing for the period	US$28.18	US$30.63	US$16.99

On June 27, 2012, the closing afternoon fixing silver price in United States dollars per troy ounce, as quoted by the London Bullion Market Association, was US$ 26.84.

Gold Prices

The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years ended December 31, 2011, as quoted by the London Bullion Market Association, were as follows:

	2011	2010	2009
Low for the period	US$1,319.00	US$1,058.00	US$810.00
High for the period	US$1,895.00	US$1,421.00	US$1,212.50
Average for of the period	US$1,571.52	US$1,224.52	US$972.35
Closing for the period	US$1,531.00	US$1,405.50	US$1,087.50

On June 27, 2012, the closing afternoon fixing gold price in United States dollars per troy ounce, as quoted by the London Bullion Market Association, was US$ 1573,50.

Technical Information –

The estimated Mineral Reserves and Mineral Resources for La Guitarra Mine have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions adopted by CIM Council on November 27, 2010 (the “CIM Standards”) which were adopted by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes..

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Investors

The disclosure in this Annual Information Form, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Annual Information Form have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This Annual Information Form includes Mineral Reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934, as amended (the “1934 Act”), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issued imminently in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve estimates contained in this Annual Information Form may not qualify as “reserves” under SEC standards.

In addition, this Annual Information Form uses the terms “Indicated Mineral Resources” and “Inferred Mineral Resources” to comply with the reporting standards in Canada. We advise United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. In particular, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of “Measured Mineral Resources”, “Indicated Mineral Resources”, or “Inferred Mineral Resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “Measured Mineral Resources”, “Indicated Mineral Resources”, or “Inferred Mineral Resources” in this Annual Information Form is economically or legally mineable.

In addition, disclosure of resources using “contained ounces” is permitted under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not qualify as a reserve as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this Annual Information Form and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

The Company’s head office is located at Suite 1210 – 885 West Georgia, Street, Vancouver, British Columbia, Canada, V6C 3E8, telephone: (604) 682-4004, facsimile: (604) 682-4009. The Company’s registered office is located at Suite 1210 – 885 West Georgia, Street, Vancouver, British Columbia, Canada, V6C 3E8, telephone: (604) 682-4004, facsimile: (604) 682-4009.

The Company was incorporated under the laws of the Province of British Columbia on February 29, 1980 as “Senlac Oil & Gas Ltd.”. The Company changed its name to “Rule Resources Ltd.” on June 13, 1980, to “Globe Resources Inc.” on March 9, 1990, to “Genco Resources Ltd.” on March 30, 1998, and, in conjunction with the acquisition (the “Acquisition”) of all of the issued and outstanding shares of Silver One Mining Corporation (“Silver One”) by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) (the “Act”), to “Silvermex Resources Inc.” on November 16, 2010. Silver One was incorporated under the laws of the Province of British Columbia on April 7, 2005 as “Silvermex Resources Ltd.” and, in conjunction with the Acquisition, changed its name to “Silver One Mining Corporation”. For information about the Acquisition, see “General Development of the Business – The Arrangement”.

The following diagram sets forth Silvermex’s inter-corporate relationships with its material subsidiaries, including the jurisdiction of incorporation of each subsidiary and the percentage of votes attaching to all voting securities of each subsidiary beneficially owned, or controlled or directed, directly or indirectly, by Silvermex, as of December 31, 2011:

Notes:

(1)	1 of the 118,416,698 outstanding shares of La Guitarra Compañia Minera, S.A. de C.V. is owned in trust for the benefit of the Company by Michael Callahan, President of the Company.
(2)	La Guitarra Compañia Minera, S.A. de C.V. operates La Guitarra Mine.
(3)	1 of the 50,000 outstanding shares of Servicios para la Industria Minera, S.A. de C.V. is owned in trust for the benefit of the Company by Mr. Callahan.
(4)	1 of the 601,000 outstanding shares of Minera La Rastra, S.A. de C.V. is owned in trust for the benefit of the Company by Mr. Callahan.

(5)	1 of the 129,895 outstanding shares of Minera Terra Plata, S.A. de C.V. is owned in trust for the benefit of the Company by Mr. Callahan.
(6)	Servicios para la Industria Minera S.A. de C.V. is a service company that provides labour services.
(7)	Minera La Rastra S.A. de C.V. holds El Rosario Project.
(8)	Minera Terra Plata S.A. de C.V. holds the San Marcial Project, the Peñasco Quemado Project, La Frazada Project and the Lobos Project.

In this Annual Information Form, the terms “Company” or “Silvermex” refer to Silvermex Resources Inc. and all its subsidiaries together unless the context otherwise clearly requires.

GENERAL DEVELOPMENT OF THE BUSINESS

Silvermex is a growth-oriented silver and gold producer focused on building a portfolio of high quality, low-cost North American precious metal assets and developing its core asset, La Guitarra, a producing silver and gold property located in the Temascaltepec mining district of central Mexico (“La Guitarra Mine”). For a description of La Guitarra Mine, see “La Guitarra Mine”.

Acquisition of La Guitarra

Effective August 1, 2003, Silvermex acquired all of the issued and outstanding shares of La Guitarra Compañia Minera, S.A. de C.V. (“La Guitarra”) an operating silver and gold mining company, for US$5 million. As part of the consideration, Silvermex agreed to pay US$4 million by payments of US$500,000, payable in cash or common shares of Silvermex (“Common Shares”) at Silvermex’s option, on each of the first through eighth anniversaries of the closing date. The instalments were paid through the issuance of 5,017,847 Common Shares and payments of US$2,000,000. The final instalment was paid on May 31, 2012.

Temascaltepec District

In the past three years, Silvermex has focused on its goal of expanding production at La Guitarra Mine. However, in October 2008 production at La Guitarra Mine was suspended due to an illegal roadblock that interrupted mine access. In November 2009, the illegal roadblock was removed, and, in April 2010, milling operations at La Guitarra Mine recommenced and underground operations at La Guitarra Mine recommenced, subject to confirmation of all required permits by Mexican authorities. The final required permit, which granted authority to purchase explosives for use at La Guitarra Mine, was granted in May 2010 at which time Silvermex resumed underground operations at La Guitarra Mine. During 2010, the Company’s primary focus was on restarting mining operations at La Guitarra Mine.

Test work, modelling and analysis was conducted at La Guitarra Mine, which led to the completion of a mine expansion feasibility study for La Guitarra Mine prepared by Kappes, Cassiday and Associates (“KCA”) dated December 16, 2009 (the “Feasibility Study”). Concurrently with the preparation of the Feasibility Study, Glenn R. Clark, P.Eng of Glenn R. Clark & Associates, and John C. Thornton, SAIMM of Thor Resources LLC prepared an independent qualified person NI 43-101 compliant technical report for La Guitarra Mine. The Company released the NI 43-101 compliant technical report named “La Guitarra Mine Technical Report” dated January 29, 2010, in respect of La Guitarra Mine (the “La Guitarra Mine Technical Report”). For a description of La Guitarra Mine, see “La Guitarra Mine”.

Value Added Tax Refunds and Tax Reassessments

On January 24, 2008, August 12, 2008, September 5, 2008 and March 26, 2009, La Guitarra filed four separate lawsuits in Mexico in an effort to recover approximately $1.8 million in Value Added Tax (“VAT”) refunds being withheld by the Mexican tax authority, Servicio de Administracion Tributaria (“SAT”). These legal challenges are part of La Guitarra’s efforts to collect a total of approximately $2.6 million in VAT refunds being withheld or rejected by SAT. On May 21, 2009, June 4, 2009, November 3, 2009 and February 3, 2010, Mexican tax courts ruled in La Guitarra’s favour in all four of these lawsuits. All four rulings were appealed by SAT and, as of the date of this AIF, two of the original decisions were upheld on appeal and SAT refunded the previously withheld VAT refund to La Guitarra in both cases, one of the appeals was ruled against La Guitarra in favour of SAT and the final appeal is still pending a final ruling.. For more information, see “Legal Proceedings and Regulatory Actions – Value Added Tax Refunds and Tax Reassessments”.

In December 2009, the SAT issued a tax reassessment for La Guitarra for the 2003 calendar year. In the reassessment, SAT claims La Guitarra owes unpaid income taxes and value added taxes plus associated penalties and interest in the amount of approximately $3.0 million. This reassessment appears to be based, in part, on the same arguments SAT has raised in the past to deny VAT claims. The courts have have been inconsistent in their rulings with respect to SAT’s position on the VAT claims. La Guitarra has appealed this reassessment and, in February 2011, La Guitarra posted a bond in the amount of $2.8 million in connection therewith. This amount will be restricted for use until the case is completed. On March 1, 2012, the Company lost the initial appeal and as at the date of the AIF is in the process of appealing the March 1, 2012 decision. For more information, see “Legal Proceedings and Regulatory Actions – Value Added Tax Refunds and Tax Reassessments”. See also “Risk Factors – Litigation Risk”.

Chief Consolidated Mining Company

During 2008, the Company reached an agreement with Andover Ventures Inc. (“Andover”) to sell the Company’s 64.7% interest in Chief Consolidated Mining Company (“Chief”) for cash consideration of US$4,878,002 and 1,500,000 Andover shares, with Andover pledging the entire amount of the Chief shares as collateral. This sale was not completed by Andover under the agreed terms and during 2008, the Company initiated legal action against Andover relating to Andover’s failure to fulfill its obligations under the purchase agreement.

During the first quarter of 2009, a settlement (the “2009 Settlement”) was reached with Andover and new terms for the sale of Chief were agreed. As part of the 2009 Settlement, the parties agreed to terminate all previous agreements and Andover agreed to purchase the Chief shares for a promissory note (the “Note”) of $5,000,000 plus amounts previously paid to the Company in 2008 totalling $2,000,000 in cash and $857,500 in Andover shares. The Note was due to be repaid in September 2009 and bore quarterly interest at a specified rate of US prime plus 2%, subject to a minimum rate of 4% per year. The Company received the Chief shares as collateral for the Note.

During 2010, the Company and Andover agreed to amend the 2009 Settlement and entered into a new agreement (the “2010 Agreement”). Under the terms of the 2010 Agreement, the Company agreed to new terms of repayment which included $2,000,000 during 2010 (received) and a remaining $2,000,000 to be paid in September 2011 (received). Upon receipt of the final payment from Andover the Company recognized a gain on the transaction of $1,293,265.

Shareholder Rights Plan

On February 23, 2010, Silvermex adopted a shareholder rights plan (the “Rights Plan”) by a shareholder rights plan agreement (the “Rights Agreement”) between Silvermex and Computershare Investor Services Inc. (“Computershare”), as rights agent. The Toronto Stock Exchange (the “TSX”) accepted the Rights Plan for filing and, June 29, 2010, the Silvermex shareholders approved the continuation of the Rights Plan and ratified and confirmed the Rights Agreement.

The primary objective of the Plan is to ensure that all Silvermex shareholders are treated equally and fairly in connection with any take-over bid for Silvermex. The Rights Plan discourages discriminatory, coercive or unfair take-overs of Silvermex and gives the board of directors of Silvermex time to pursue alternatives to maximize shareholder value in the event an unsolicited take-over bid is made for all, or a portion of, the outstanding Common Shares. Any take-over bid that meets certain criteria intended to protect the interests of all Silvermex shareholders will be permitted by the Rights Plan to proceed.

Silvermex authorized one right (a “Right”) to be issued at the close of business on the effective date of the Rights Plan (the “Record Time”), in respect of (a) each Common Share issued or deemed issued at the Record Time, and (b) any time Common Shares are issued after the Record Time and prior to the earlier of when the Rights separate from the Common Shares and become exercisable, or the Rights Plan terminates. The Rights trade with, and are represented by, Common Share certificates, including certificates issued prior to the Record Time. Until such time as the Rights separate from the Common Shares and become exercisable, Rights certificates will not be distributed to Silvermex shareholders.

If a person, or a group acting in concert, acquires (other than pursuant to an exemption available under the Rights Plan) beneficial ownership of 20% or more of the Common Shares, the Rights (other than those held by such acquiring person or group, which will become void) will separate from the Common Shares and permit the holders to purchase Common Shares at a 50% discount to the market price of the Common Shares. A person, or a group acting in concert, beneficially owning 20% or more of the outstanding Common Shares as of the Record Time is exempt from the dilutive effects of the Rights Plan if such person (or group) does not acquire additional Common Shares (other than in accordance with the terms of the Rights Plan). At any time prior to the Rights becoming exercisable, the Board may waive the operation of the Rights Plan with respect to certain events before they occur.

The issuance of the Rights is not dilutive until the Rights separate from the underlying Common Shares, and become exercisable, or until the exercise of the Rights. The issuance of the Rights does not change the manner in which shareholders currently trade their Common Shares.

The Rights Plan was not adopted or approved in response to or in anticipation of any pending or threatened take-over bid and, at the time of adoption, the Board was not aware of any third party considering or preparing any proposal to acquire control of Silvermex. The Board did not adopt the Rights Plan to prevent a take-over of Silvermex, to secure the continuance of management or the directors in their respective offices, or to deter fair offers for the Common Shares.

The Rights Agreement expires on the earlier of (a) the board of directors of the Company electing to redeem the Rights in accordance with the Rights Agreement (at which time the right to exercise the Rights is terminated), and (b) if a majority of the Silvermex shareholders do not vote in favour of reconfirming the Rights Agreement at the annual meeting of Silvermex held in 2012, at the close of business on the day on which such meeting was held.

A summary of the terms and conditions of the Rights Plan is contained in Schedule “A” to the information circular for the annual general meeting of Silvermex shareholders held on June 29, 2010. A copy of such information circular and a copy of the Rights Plan have been filed under the Company’s profile on the SEDAR website located at www.sedar.com.

Acquisition of Silver One

Overview

On November 16, 2010, Silvermex completed the Acquisition of all of the issued and outstanding common shares of Silver One (“Silver One Shares”) by way of the Arrangement under the Act.

The Arrangement and related transactions were approved by the shareholders of Silvermex and Silver One at special meetings of the respective shareholders held on November 9, 2010. Concurrent with the closing of the Acquisition, Silvermex changed its name from “Silvermex Resources Ltd.” to “Silvermex Resources Inc.” and Silver One changed its name from “Silvermex Resources Ltd.” to “Silver One Mining Corporation”. On November 16, 2010, the Silver One Shares ceased trading on the TSX Venture Exchange (the “TSXV”) and the common shares in the capital of Silvermex (the “Common Shares”) commenced trading on the TSX under the new symbol “SLX”.

Pursuant to the Arrangement, Silver One became a wholly-owned subsidiary of Silvermex, with all of the shareholders of Silver One becoming shareholders of Silvermex. The business and operations of Silver One were combined with those of Silvermex and are managed concurrently.

A Form 51-102F4 “Business Acquisition Report” in respect of the Acquisition, and copies of the arrangement agreement, have been filed under the Company’s profile on the SEDAR website located at www.sedar.com.

Silver One

Prior to the Acquisition, Silver One’s principal business was the acquisition, exploration and evaluation of mineral properties. Silver One holds interests in several exploration properties located in Mexico, including an option to acquire a 100% indirect interest in a silver project located in southern Sinaloa, Mexico (the “San Marcial Project”). The San Marcial Project consists of mineral concessions held by Silver One through its wholly-owned subsidiary Minera Terra Plata, S.A. de C.V. (“Terra Plata”). Silver One also has an interest in the following mineral exploration properties located in Mexico: the Peñasco Quemado and Lobos projects located in the state of Sonora, El Rosario project located in the state of Sinaloa, and La Frazada project located in the state of Nayarit. For a description of these exploration properties see “General Development of the Business – Current Operations – Other Properties”.

Subdivision

In order to facilitate a one-for-one exchange ratio between Silvermex’s Common Shares and Silver One Shares, immediately before the completion of the Arrangement, Silvermex subdivided the Common Shares on a 1.1 -for-one basis (the “Subdivision”).

Consideration

Pursuant to the terms of the Arrangement, Silvermex acquired Silver One by way of a share exchange conducted on the basis of one post-Subdivision Common Share for each Silver One Share.

In total, on the effective date of the Arrangement, which was November 16, 2010, 89,315,406 post-Subdivision Common Shares were issued to shareholders of Silver One. In addition, all outstanding options to acquire Silver One Shares (“Silver One Options”) were exchanged for options to acquire the equivalent number of Common Shares for the same aggregate consideration.

Proposed Arrangement with First Majestic

The Company entered into of an arrangement agreement with First Majestic Silver Corp. (“First Majestic”) dated April 3, 2012 (the “Arrangement Agreement”) pursuant to which First Majestic has agreed to acquire all of the issued and outstanding Common Shares for a consideration of 0.0355 (the “Exchange Ratio”) common shares of First Majestic (“First Majestic Shares”) and C$0.0001 in cash per Common Share. The transaction will be carried out by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Proposed Arrangement”).

Under the terms of the Proposed Arrangement, outstanding Silvermex stock options will be exchanged for First Majestic Shares with a value equal to the in-the-money value of the options (based on the Exchange Ratio). Outstanding Silvermex warrants will be exchanged for First Majestic Shares with a value equal to the in-the-money value of the warrants (based on the Exchange Ratio) or may be exchanged for equivalent warrants of First Majestic, at the election of the holder.

Pursuant to the Proposed Arrangement, First Majestic will issue approximately 9.6 million First Majestic Shares valuing Silvermex at approximately C$175.4 million based on First Majestic’s 30 day volume-weighted average price on April 2, 2012. Following completion of the transaction, the current First Majestic shareholders will hold approximately 91.7% of the combined company, while current shareholders of Silvermex will hold approximately 8.3%.

The Arrangement Agreement includes customary provisions, including no solicitation of alternative transactions, right to match superior proposals and fiduciary-out provisions. Silvermex has agreed to pay a termination fee to First Majestic of $6.14 million upon the occurrence of certain termination events. The transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

The Proposed Arrangement was approved by the holders of Silvermex Shares, Silvermex options and Silvermex warrants on June 26, 2012 at an annual general and special meeting of Silvermex securityholders. The Supreme Court of British Columbia issued a final order approving the Proposed Arrangement on June 28, 2012. The Proposed Arrangement is expected to be completed on or about July 3, 2012 subject to all conditions of closing being satisfied.

Full details of the Proposed Arrangement are provided in a Management Information Circular dated May 22, 2012, which has been filed on SEDAR and is available under Silvermex’s profile at www.sedar.com.

Current Operations

La Guitarra Mine

Silvermex is focused on developing its core asset, La Guitarra Mine, which is located in the Temascaltepec Mining District of Mexico (see Location Map, below). La Guitarra Mine, which is Silvermex’s only material mineral property for the purposes of NI 43-101, consists of two underground operating centres – La Guitarra and San Rafael – and a flotation mill with a proven capacity of 320 tonnes per day. The operations were re-opened in 2010 with limited production. For a description of La Guitarra Mine, see “La Guitarra Mine”.

Location Map

La Guitarra Operation - Temascaltepec Mexico

MÉXICO
UNITED STATES
GULF OF MEXICO
PACIFIC OCEAN
BELICE
GUATEMALA
Insert

N
Angangueo
La Guitarra
Mining Districts
La Guitarra
Sultepec
Zacualpan
Taxco
MEXICO
10 km
Temascaltepec de Gonzalez
NEVADO DE TOLUCA N.P
Toluca
Metepec
Villa Nicolás Romero
Tlalnepantla
Naucalpan de Juárez
Cuernavaca
Tenancingo de Degollado

La Guitarra Mine is located near the town of Temascaltepec, Estado de Mexico, Mexico, about 150 kilometers southwest of Mexico City. It is situated less than 2 km from paved roads and is easily accessible by two-wheel drive vehicles. Road access to the site is currently by existing roads. The main access roads are graded dirt roads in reasonable condition, but will require small improvements to permit heavy vehicle or oversize load travel.

Silvermex is continuing a significant underground drilling and development program in order to maintain full production. The San Rafael underground workings, directly contiguous to the La Guitarra zone, were de-watered in early 2011 and development and drilling activities are underway. Exploration, definition and development of the Lupitas ore shoot in the San Rafael during 2011 have prepared this shoot to be a major contributor to production in 2012 and 2013.

During 2011 Silvermex focused development on expanding existing areas of production at La Guitarra and San Rafael. The Company completed 4,662 metres of underground drilling in 2011 focused on expanding resources and 872 meters of underground diamond drilling focused on delineation drilling in conjunction with expensed development. Additionally the Company completed 4,210 meters of underground development which included 264 metres of crosscuts for diamond drill platforms. For 2012, the Company plans to continue this underground program with approximately 20,000 meters of drilling planned and 3,100 meters of development. Mining is scheduled to be conducted on multiple levels allowing for a more consistent number of workplaces at any one time to assist in meeting production targets.

Within the Temascaltepec District, the Company has adopted a systematic approach to exploration, which involves the identification of potential economic mineralization through underground and surface sampling followed by drill testing priority targets. The Company has completed over 85,000 metres of core and reverse circulation drilling since August 2006. Initial drilling focused on developing Mineral Reserves and Mineral Resources near the existing La Guitarra Mine. The Company has conducted additional drilling and identified significant mineralization and potential new production centres in the areas of Mina de Agua, Nazareno and Coloso. Silvermex estimates that less than 20% of the identified vein system has been drill tested to date.

Drilling targets have been identified and some have been advanced significantly. Areas such as Mina de Agua, Coloso and Nuevo Discubrimiento have been drilled from surface and/or sampled underground with very positive results. Others, like Rincon and Maravillas have seen historic production with reportedly very high grades, but little exploration using modern techniques.

During 2011 a comprehensive program of surface mapping and sampling was completed along with 7,623 metres of surface drilling in the Coloso area. This drilling focused on confirming and extending the mineralization identified in prior drill programs. In 2012, the Company intends to expand this drill program to 16,500 based upon the success of the previous results.

Other Properties

Silvermex also has an interest in the following properties:

San Marcial Project, Mexico

Pursuant to an option agreement (the “San Marcial Option Agreement”) dated March 23, 2009, as amended August 4, 2010 and October 1, 2010, Silver Standard Resources Inc. (“Silver Standard”) granted to Silver One an option to acquire a 100% undivided interest in and to the San Marcial Project (the “San Marcial Option”), subject only to the San Marcial Underlying Royalties (defined below), in exchange for (a) incurring aggregate exploration expenditures of US$1,000,000 by February 1, 2011 and (b) paying a purchase price (the “San Marcial Purchase Price”) of US$15,000,000 on or before February 1, 2012, to be satisfied by: (i) issuance of an aggregate 3,000,000 common shares of Silver One (“Silver One Shares”) over a period of three years; (ii) payment of US$6,000,000 in cash or in Silver One Shares, at the election of Silver Standard; and (iii) grant of a 1% net smelter return royalty payable to Silver Standard, to be capped at the value equal to the unpaid balance of the San Marcial Purchase Price. In addition, if commercial production commences on the San Marcial Project during the option period, Silver One is obligated to pay US$100,000 per month to Silver Standard to service the royalty payable to International American Resources Inc. (as described below), which payments will be credited against the San Marcial Purchase Price.

The San Marcial Project is subject to two underlying royalties (the “San Marcial Underlying Royalties”): (a) a 3% net smelter return royalty payable to Met-Sin Industriales, S.A. de C.V., with a buy-back right exercisable by payment of US$600,000 for each percent, and (b) a monthly payment of US$100,000 to International American Resources Inc. upon commencement of commercial production on the San Marcial Project.

Pursuant to the October 1, 2010 amendment to the San Marcial Option Agreement, Silvermex assumed all of the share issuance obligations of Silver One following the completion of the acquisition of Silver One by Silvermex on November 16, 2012. As of date of hereof, Silvermex has not yet issued the 1,000,000 Silvermex Shares that were due to be issued on or before February 1, 2011 and has not made the US$6,000,000 payment, payable in cash or Silvermex Shares, that was due on or before February 1, 2012, as required to maintain the San Marcial Option in good standing and exercise the option, respectively, in accordance with the terms of the San Marcial Option Agreement. Unless rectified, Silvermex’s option to acquire the San Marcial Project under the San Marcial Option Agreement has been deemed terminated and expired in accordance with the terms of the San Marcial Option Agreement. As of the date hereof, Silvermex has not obtained waivers or an extension in respect of such termination or expiration of the option.

Silvermex wrote off the costs associated with the San Marcial Project in 2011 when management determined that the property’s metallurgy, when viewed in the context of the San Marcial Option Agreement and Silvermex’s adjacent properties, did not warrant further exploration or development. If Silvermex is successful in renegotiating the terms of the San Marcial Option Agreement then the project’s economics may be revisited by Silvermex.

El Rosario Project, Sinaloa, Mexico

Pursuant to an agreement (the “Aurcana Agreement”) between Silver One and Aurcana Corporation (“Aurcana”) dated October 9, 2009, as amended November 9, 2009, Silver One acquired from Aurcana all of the issued and outstanding shares of Aurcana de Mexico S.A. de C.V., which subsequently changed its name to “Minera La Rastra, S.A. de C.V.” (“La Rastra”). La Rastra holds the rights to, amongst others, the Rosario, San Juan and Plomosas concessions, covering approximately 8,515 hectares, (collectively, the “El Rosario Project”) situated in Sinaloa, Mexico. The Aurcana Agreement was further amended on April 6, 2012 (the “Second Amendment”).

Pursuant to the Aurcana Agreement, Silver One paid $224,996 and issued 1,250,000 Silver One Shares to Aurcana and also agreed to make the following additional payments and share issuances: (a) issue 1,000,000 Silver One Shares upon the earlier of commencement of commercial production and October 9, 2011, (b) payment of US$500,000 upon the earlier of six months from the commencement of commercial production and July 9, 2012 (extended from January 9, 2012 per the Second Amendment), and (c) payment of US$500,000 upon the earlier of 12 months from the commencement of commercial production and January 9, 2013 (extended from October 9, 2012 per the Second Amendment). Should commercial production commence on or before November 30, 2012, Silver One is obligated to make three additional payments of US$500,000 in cash or, at Aurcana’s option, issuance of 500,000 Silver One Shares on or before the 18th, 24th and 30th month anniversaries of the commencement of commercial production.

When Aurcana purchased the El Rosario Project from Industrial Minera Mexico, S.A. de C.V. (“IMMSA”), the acquisition agreement stipulated that Aurcana was to use its “best commercial efforts” to initiate commercial production within 18 months from the date of signing the agreement (i.e. by August 2, 2007). If no commercial production is undertaken by such date due to a cause attributable to Aurcana, an advance royalty of 1.75% to 3.5%, depending on the price of zinc, is to be paid, based on 25% of estimated annual production and sales.

In 2012, Silvermex plans to construct two, 100 meter crosscuts and drill 1,800 meters to test the down dip extension of the Plomosas and Plomositas ore chutes that were previously mined by IMMSA.

Peñasco Quemado Project, Tubutama, Sonora, Mexico

In April 2009, pursuant to an agreement dated May 26, 2005, as amended on November 14, 2005 between Terra Plata and Santos Jaime Castillo Romo, Silver One completed the purchase of a 100% interest in three exploitation concessions known as the Peñasco Quemado, Ballesteros and Lista Negra concessions situated in the north-central region of the State of Sonora, which, collectively, are known as the “Peñasco Quemado Project”. Silver One paid a total of US$600,000 and issued 500,000 Silver One Shares over a four year period to acquire the Peñasco Quemado Project.

On April 28, 2005, Silver One entered into a funding agreement (“Funding Agreement”) with Silver Standard, pursuant to which Silver One granted Silver Standard an option to acquire a 51% interest in and to the Peñasco Quemado Project (the “51% Option”), upon which Silver One and Standard will form a joint venture in respect of the project. Silver Standard may exercise the 51% option by preparing resource estimate that meets or exceeds an aggregate of 30 million ounces of silver in the Measured, Indicated and Inferred Mineral Resource categories and expending the greater of double the expenditures incurred by Silver One to that date and US$1,000,000. Under the Funding Agreement, Silver One granted Silver Standard an additional option to increase silver Standard’s interest to 70% (the “70% Option”). Silver Standard may exercise the 70% Option by paying all costs required to complete a feasibility study in respect of the project.

During its fiscal year ended April 30, 2006, Silver One staked another three exploration concessions (9,180 hectares) and received property titles issued by the Mexican General Mining Bureau. These concessions are located in Tubutama and Atil in Sonora, Mexico and have been included in the Peñasco Quemado Project. These concessions are not part of the Funding Agreement with Silver Standard.

In 2012, Silvermex plans to conduct metallurgical tests to determine the recoverability of the silver in the Peñasco Quemado Project. Assuming positive results, Silvermex plans to move forward with a scoping study to evaluate the economic viability of advancing the project toward production.

La Frazada Project, Nayarit, Mexico

In 2008, Silver One staked a 360 hectare concession along the South West margin of the Sierra Madre Occidental, in the district of Real del Zopilote, in the state of Nayarit. The concession encompasses the past producing La Frazada Silver Mine. The project is located approximately 300 km northwest of Guadalajara and less than 100 km south of Silvermex’s San Marcial Project. Silvermex has no immediate plans to conduct exploration work on La Frazada Project, but is considering its exploration options for La Frazada Project.

BUSINESS OF SILVERMEX

Silvermex is focused on developing its core asset, La Guitarra Mine, which is located in the Temascaltepec Mining District of Mexico. For a description of La Guitarra Mine, see “La Guitarra Mine”.

Product Summary

Principal Markets

The Company’s principal products are silver and gold. There are worldwide gold and silver markets into which the Company can sell and the Company is not dependent on a particular purchaser with regard to the sale of silver or gold. Since acquiring La Guitarra, Silvermex has received its revenue from, and it anticipates its markets will continue to be, the North American bullion markets.

Distribution Methods

Mineral concentrate containing both silver and gold is produced on site. This mineral concentrate is shipped to third parties for further processing first to produce doré, which is then sent for refining. La Guitarra pays a treatment and refining charge to the third party and which receives payment for the refined silver and gold sold subject to certain negotiated terms.

Currently, La Guitarra’s metal production from the concentrate stage is managed and commercialized by Compañia Minera Peña de Bernal S.A. de C.V. (“Peña de Bernal”), which is arms length to Silvermex. Pursuant to a smelting agreement dated October 1, 2007 Peña de Bernal agrees to accept delivery of gold and silver from the La Guitarra Mine at its San Martin mine located in the State of Queratar, Mexico and to pay the Company in accordance with sales prices of gold and silver calculated based on the average daily London Fix for the calendar month of delivery of each lot of silver or gold by the Company. In the event that Peña de Bernal experiences a material change in its operating costs the terms of the contact may be amended on 30 days’ notice to the Company and either party may terminate the smelting agreement upon 60 days’ written notice to the other party.

The Company believes that because of the availability of alternative processing and commercialization options for its concentrate, it would suffer no material adverse effect if it lost the services of Peña de Bernal. Occasional sales of La Guitarra Concentrate are also made to Consorcio Minera Cormin MEX, S.A. de C.V. La Guitarra receives payment for the gold and silver content of the concentrates and pays treatment and refining charges and is subject to certain additional deductions depending upon the nature of the concentrate delivered.

Silver and Gold Production

As a result of an illegal road blockage, which prevented site access to La Guitarra Mine during most of 2009, there were no operations or production during the financial year ended December 31, 2009. Mine access was restored in November 2009, which allowed the Company to initiate work to restart operations and also ship mineral concentrates that had been produced during the year ended December 31, 2008. Operations at La Guitarra Mine resumed in May 2010. Initial mill feed for the mine restart came from material stockpiled prior to shut down in 2008 and low grade stockpiled material from past mine development. Since the mine restart work has progressed to restore access to existing work areas and bring them back into production to replace this low grade material. Currently the mill is running at approximately 100% capacity from newly mined rock.

The following table sets out the Company’s annual metal production rates based on actual sales by La Guitarra Mine for each of the last three financial years:

	Financial year ended
	December 31
	2011	2010	2009
Silver Ounces	437,953	112,690	12,644
Gold Ounces	4,293	934	141

During the year ended December 31, 2009, there was no mineral production at La Guitarra Mine because of access issues; however, mineral concentrates produced during 2008 were shipped by La Guitarra and processed. These mineral concentrates contained 14,565 ounce of silver and 156 ounces of gold, and La Guitarra received payment for 12,644 ounces of silver and 141 ounces of gold that were recovered. It is estimated that on December 31, 2011, La Guitarra Mine has mineral concentrate inventories of approximately 211 tonnes containing approximately 14,112 ounces of silver and 125 ounces of gold.

Production

The principal mining method used by the Company is conventional cut-and-fill mining. The Company is in the process of evaluating other mining methods to be used to increase productivity and improve efficiency.

Competitive Conditions

The mining industry is competitive in all of its phases. Silvermex faces strong competition from other mining companies in connection with the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants. Many of these companies have greater financial resources, operational experience and technical capabilities than Silvermex. As a result of this competition, Silvermex may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Silvermex’s revenues, operations and financial condition could be materially adversely affected.

Components

The ability to operate a mine and mill is dependent on the availability of raw materials and ability to secure these materials in a consistent and timely manner. Basic inputs such as water and electricity are readily and consistently available to La Guitarra. Mining consumables such as: drill steel and bits, fuel and reagents, explosives, mining equipment and parts, steel and cement are generally readily available in Mexico from multiple suppliers.

In recent years some specific consumables have been in short supply and the Company tries to adjust for shortages (or potential shortages) of key components by carrying extra inventory. Many of the consumables and materials used in the mining industry have experienced significant price increases in recent years, as the prices for commodities such as oil and steel have increased.

Environmental Protection

In 2011, the Company constructed a pilot water treatment facility to immediately improve the downstream quality of the water discharged from the La Guitarra Mine area. Data gathered in 2011 from this pilot plant has permitted the Company to specify a long term optimized plan for water treatment. As part of the Company’s ongoing effort to improve the environment in which its workers and their families live, the Company is taking a proactive effort to construct a facility to capture and neutralize water from the mine property. The cost of this facility is estimated at $160,000 and annual operating costs are expected to be within budget.

Specialized Skill and Knowledge

Most aspects of our business require specialized skills and knowledge in the areas of geology, exploration, development, construction, mine operations, engineering, metallurgical processing and environmental compliance. Silvermex employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in geological, metallurgical, engineering, environmental and other relevant disciplines.

Employees

As at December 31, 2011, the Company has the following employees and contractors:

Location	Full-Time Salaried	Full-Time Non-Salaried	Contractors
Vancouver Office	8	0	2
La Guitarra Mine(1)	65	206	98
San Marcial Project / El Rosario Project	12	0	5
Total	85	206	105

Note:
             (1)      Employed by Servicios para la Industria Minera S.A. de C.V.

Foreign Operations

All of the Company’s material mining and mineral exploration operations are currently conducted in Mexico, and as such Silvermex’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. See “Risk Factors – Political and Regulatory Framework in Mexico”, “Risk Factors – Operating in Mexico”, “Risk Factors – Civil Disobedience”, “Risk Factors – Operations Conducted through Foreign Subsidiaries”, “Risk Factors – Mining Titles”, and “Risk Factors – Foreign Currency Exchange”.

LA GUITARRA MINE

Feasibility Study

On December 16, 2009, Silvermex received the results of the Feasibility Study, which evaluated the expansion of Silvermex’s existing mining operations at La Guitarra Mine, and within the Temascaltepec Mining District, from 320 to 3,000 tonnes per day.

The Feasibility Study examined the construction of a new cyanide leach plant, expansion of the existing La Guitarra Mine, development of new underground mining centres and surface mining operation. It is estimated the operation of a cyanide leach plant, in conjunction with a Merrill-Crowe precious metals recovery process and doré refinery for silver and gold, will recover approximately 44 million silver equivalent ounces (“eAg”) consisting of approximately 30 million ounces of silver and 241,000 ounces of gold over a 9-year mine life based on current Proven and Probable Reserves. The Feasibility Study contemplates the processing of 2.2 million tonnes of ore mined from underground and 6.8 million tonnes of ore mined from surface.

Projected pre-production capital costs for the construction of a new mill and mine development are US$148.7 million, which includes taxes, contingencies and working capital totalling US$40.4 million. Estimated pre-tax cash flows over the initial 9-year project life are US$125.2 million after capital recovery, resulting in a pre-tax 20% internal rate of return. The provisional time for project pay back is 3.6 years at the Feasibility Study’s metal price averages. The estimated net present value of the project is US$74.8 million using a 5% discount rate. The study used average metal prices of US$14 per ounce for silver and US$800 per ounce for gold for all cash flow and pay back estimates. Metal prices used in the Feasibility Study represented average metal prices during the 36-month period preceding the study’s publication date. Average metal prices during the 36-month period preceding March 21, 2012 were approximately US$25.43 per ounce for silver and US$1,371.69 per ounce for gold.

Over the 9-year life of the current reserve, KCA summarizes average mining cost of US$11.54 per tonne of ore for surface mining and US$39.65 per tonne of ore for underground mining. Both average costs per tonne include waste movement and development. The average process cost is estimated at US$17.82 per tonne of ore, and general & administrative costs are estimated to be US$2.22 per tonne of ore. The total average cost is estimated at US$38.40 per tonne of ore from all sources. Estimated costs are US$8.32 per equivalent ounce of silver or US$475.62 per equivalent ounce of gold.

All equipment costs in the study were estimated by KCA using new equipment costs, and no provision has been made for any potential cost reductions should good used equipment become available. Estimated metal recoveries are 92% for silver and 90% for gold based on metallurgical test work conducted by KCA on several different bulk samples and ore from all identified deposits.

Technical Reports & Qualified Person

Unless otherwise stated, information of a technical or scientific nature related to La Guitarra Mine contained in this AIF is summarized or extracted from the La Guitarra Mine Technical Report prepared by Glenn Clark, P.Eng. and John C. Thornton, SAIMM and the Feasibility Study prepared by Daniel Kappes, P. Eng. Each of Mr. Clark, Mr. Thornton and Mr. Kappes are “Qualified Persons” for the purpose of NI 43-101 and are independent of the Company.

Mr. Clark has verified the data comprising such technical information, including sampling, analytical and test data underlying the information or opinions contained herein. The technical and scientific information in this AIF not contained in the La Guitarra Mine Technical Report and the Feasibility Study has been approved by Mr. Robert Fraser, M.Sc. P. Geo, who is a “qualified person” as defined in NI 43-101 and the former VP, Exploration of the Company .

Ownership

La Guitarra either owns or leases 43 exploitation concessions totalling 39,714 hectares, which are primarily located in the Municipality of Temascaltepec, in Mexico State. However, some concessions are in the municipalities of Valle de Bravo and San Simón de Guerrero. La Guitarra directly holds title to 38 of the mineral concessions and 5 concessions are leased from a third party, Mario Héctor Gottfried Joy.

All concessions have an annual minimum investment to complete, and an annual mining tax to be paid to keep the concessions in good standing. All concessions are exploitation concessions that have a 50 year life, and can be renewed as long as the mine is active. Of the current concessions, the oldest were granted in 1983 and the most recent in 2007.

Surface Rights

Surface rights in the area of the mining concessions are held both privately and through group ownership either as communal lands, or Ejido lands.

La Guitarra currently leases surface rights covering 62 hectares from the community of La Albarrada under a Temporary Occupation Agreement in effect for 15 years commencing January 1, 2012. The current areas of operations, the existing mill and the majority of the existing infrastructure are located within these 62 hectares. La Guitarra owns 420 hectares of surface rights covering the northwest portion of the outcropping Creston bulk tonnage target and the Nazareno area of the property. La Guitarra also owns 34 hectares of surface rights in the Municipality of San Simon de Guerrero, which cover part of the Santa Ana Vein.

In order to expand operations, Silvermex may need to purchase additional surface rights or negotiate additional temporary occupation agreements.

Royalties

There are currently three royalties in effect over the concessions at La Guitarra Mine:

Las Torres Royalty. This net smelter returns royalty applies to production from 23 concessions totalling 354.1 hectares containing the current areas of production at La Guitarra and is the only production royalty currently payable. The royalty is based on the price of gold. If gold is US$300 or less, then the royalty is 2%. If the price of gold is between US$300 and US$350 the royalty is 3%, and if the price of gold is US$350 or more, the royalty is 3.5% . The current NSR royalty rate is 3.5% of La Guitarra production. This royalty was purchased by Silvermex in February of 2008 and all amounts considered payable by La Guitarra under this royalty in calculating other royalties are in effect payable to Silvermex. See “Luismin Royalty” below.

Mario Héctor Gottfried Joy Royalty. This royalty covers five concessions totalling 767.3 hectares. The agreement calls for a payment of $2,000 per month subject to an inflation adjustment after September 2003. The monthly payment is considered as an advance on the royalties. Once the concessions are in production the monthly royalty payment will be reduced by US$500 if the calculated monthly royalty is US$3,500 or less; and by US$1,000 if the royalty is US$3,501 or more. Royalty payments of 1.5% of the amount received in final payment for the silver and gold produced is payable when the properties are in production. If the price of silver is more than US$15 per ounce, the royalty increases to 2%. An additional, one-time payment to Mr. Gottfried Joy of US $200,000 is payable when the production has totalled 30,000 equivalent ounces of gold.

Luismin Royalty. La Guitarra must pay to Luismin, S.A. de C.V. (“Luismin”) a net smelter return royalty of 1-3% based on the price of gold for production from the 7,257 hectares of concessions included in the original La Guitarra purchase by Silvermex from Luismin. If the price of gold is at least US$400, but less than US$450, per ounce the royalty is 1%. If the price of gold is US$450, but less than US$500, the royalty is 2%. If the price of gold is US$500 or higher, the royalty is 3%. The Luismin royalty is payable once production from the concessions starting August 1, 2004 totals 175,000 equivalent ounces of gold. All of mine production will be converted to equivalent ounces of gold. The amount of Las Torres Royalty and the Mario Héctor Gottfried Joy Royalty payable on minerals mined, produced or otherwise recovered from such properties are to be deducted from the royalty payable by Silvermex to Luismin.

No royalties are payable on production from concessions outside the 7,257 hectare block that Silvermex purchased from Luismin as part of the purchase of La Guitarra.

Permits

The Company believes it has all necessary permits for current mining operations. Silvermex is currently in the process of updating and expanding permits for the La Guitarra operations in order to expand operations at La Guitarra Mine with additional tailings capacity. Activities at Nazareno and Coloso are being conducted under an exploration permit. The permitting process has begun to initiate exploration work at Mina de Agua in 2012.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Temascaltepec Mining District and La Guitarra Mine are located approximately 150 km southwest of Mexico City, in Mexico State, and approximately 65 km from Toluca. La Guitarra Mine is at an elevation of approximately 2,100 metres. The nearest local town is Temascaltepec, which is approximately 6 km from La Guitarra Mine.

International airports are located in both Mexico City and Toluca. Major population centres in the area include Temascaltepec, San Simon de Guerrero and Valle de Bravo. There are paved roads throughout the Temascaltepec District – current areas of operations are situated less than 2 km from paved roads and are easily accessible by two-wheel drive vehicles. Because the Temascaltepec District has a long history of mining, most areas of potential interest are located within a few hundred metres of gravel or paved roads.

The climate in the area of is moderate in temperature and very humid. The average annual temperature is about 18°C. The warm month average may be as high as 26°C and the cold month average may be in the order of 8°C. The majority of the approximately 1,200 millimetres of rain falls during the summer months from June to September. Evaporation is relatively high and exceeds the precipitation.

La Guitarra Mine has good access to local infrastructure and services. Telephone and high speed internet connection for the mine site are provided by a link to the town of Temascaltepec. The local communities provide a large labour pool to draw from, and sufficient accommodation to support any current or anticipated levels of staffing from outside the area. The national power grid crosses the property within 700 metres of the existing mill and offices. All current and project production centres are near natural water sources. Medical clinics are located in the communities of Temascaltepec and San Simon de Guerrero, and hospitals are located in Valle de Bravo and Toluca. Proximity to the major industrial centres of Toluca and Mexico City provides access to a large variety of suppliers.

The infrastructure at the mine site consists of an analytical laboratory, drill core facilities, a flotation mill, offices, repair shops, and warehouses. The various locations at the mine site are joined together in a computer network. Water is supplied from the mine workings and surface streams. The mine holds the right to take 192,000 cubic metres of water per annum from the Temascaltepec River.

The mine and the plant facilities at La Guitarra are located in rough, hilly terrain. The elevation at the plant is approximately 2,100 metres. The topographic relief in the area is 500 metres. Much of the area is forest covered with pine trees being less than 260 centimetres in diameter. In some areas, the underbrush is dense and difficult to pass through. The stream valleys have broad relatively flat flood plains that are used for agriculture.

History

Mining in the Temascaltepec area started in the mid 1500s when the Spanish miners first arrived. Old tools, ancient buildings and antiquated mining shafts are found throughout the area. Early Spanish operations were focused in an area 4 km southeast of La Guitarra at a place called Mina de Agua, where much softer rock made it easier to access the underlying silver and gold. Production in the District has been ongoing since the 1550s.

In the 18th century, the Mina de Agua mine and surrounding area were one of Mexico’s largest silver producers, generating roughly 10% of the country’s total mineral wealth. The mine was well known for its very high, or ‘bonanza’-type, grades of silver and gold, and historical records from the period refer to several kilograms of silver per tonne and several tens of grams of gold per tonne. Historical documents indicate production was valued in excess of $100 per tonne, when prices were roughly $15 per ounce for gold and $1 per ounce for silver. In fact one of these areas at the Cinco Senores shaft was abandoned due to flooding, while in the midst of mining bonanza grade ore. Two efforts were made to finance the recovery of this mine: one in 1831 by London mine financiers; and another in 1907 by financiers from France. Both efforts were thwarted by financial crisis in those respective countries, and today the mine remains closed.

Mining in the Temascaltepec District came to a halt in the early 19th century for two primary reasons: technology was unable to handle the underground flooding that occurred in several mining shafts; and the 1810 War of Independence in Mexico caused political upheaval in the Temascaltepec Mining District.

Temascaltepec remained more or less idle from 1810 until the early 20th century, when the American Rincon Mining Company began significant mining and smelting operations at Rincon, in the southeast portion of the Temascaltepec Mining District. This operation continued until the mid-1930s, when it closed as a result of inadequate capital reinvestment. Over the life of the Rincon mine, the Temascaltepec Mining District was the third largest silver producer in Mexico.

In 1990, modern mining resumed when the Compañia Mineria Arauco returned to where the Spaniards had began in 1555, conducting exploration and development work on the Guitarra vein with an initial production rate of 30 tonnes per day.

In 1993, Luismin acquired the property and began consolidating the District. Luismin expanded the reserve base in La Guitarra Mine and increased the milling capacity to 320 tonnes per day.

In August of 2003, Silvermex purchased La Guitarra Mine from Luismin and gained control over all mineral concessions within the Temascaltepec Mining District.

Geological Setting

La Guitarra Mine is in the southeast end of the Mexican Silver Belt. The Sierra Madre Occidental, or the mid-Eocene Ignimbrite Belt, includes large extrusions of rhyolite and andesitic volcanic material. Numerous low sulphidation epithermal Ag-Au deposits are associated with hydrothermal activity during the mid-Eocene period. In the southern part of the belt in the Temascaltepec area, where La Guitarra and a number of other deposits are located, mafic volcanics of the Trans-Mexican volcanic belt overlie the intermediate to felsic Eocene volcanics.

Structural Geology

The Jurassic basement rocks of the Temascaltepec were deformed by folding with uplifting prior to the deposition of the early Eocene. After the folding, there were several periods of extensional faulting. The intrusion of the late Eocene to Oligocene granites and out-pouring of volcanics are apparently associated with the faulting. The vein mineralization has a pronounced northwest trend indicating the faulting played a large part in controlling their emplacement. Fault movements have been difficult to determine.

There was a period of volcanism in mid-to-late Eocene time. It is believed that the vein mineralization was emplaced either late in the period of volcanism or immediately after the volcanism. These veins have a pronounced northwest trend indicating the structural control and show evidence of extension during deposition. The structures in the veins and the structures associated with the veins suggest that the movement during vein formation was not intense. These vein structures indicate normal fault movement. Many veins in the Mina de Agua region and further east also have indications of a left lateral movement.

The Temascaltepec fault started in Miocene time and continued in post-Miocene time. This northwest dipping normal fault has down-dropped La Guitarra mine area relative to the area to the southeast part of the area, including Mina de Agua, which allowed the preservation of a large area of Miocene basalts in a structural basin west of the fault. The high-level epithermal veins of La Guitarra were preserved by this faulting with only deeper level vein systems preserved to the southeast. The fault strikes northeast and is considered to be at the contact of the metamorphic rocks and the basalt just south of the Town of Temascaltepec.

Mineralized Veins

The mineralized vein systems that are found on the property are classed as polymetallic, low-sulphidation of epithermal origin. There are in excess of 100 epithermal veins traversing the property in four main vein trends called El Coloso/Nazareno, La Guitarra, Mina de Agua and El Rincon. These mineralized veins traverse the property along a strike length of greater than 15 km and a width of greater than 4 km.

The emplacement of the veins is structurally controlled by extensional strike slip faulting. This structural control is typical for the Mexican intermediate to low sulphidation epithermal vein systems. The veins cut across different rock types but are considered to be from the same major hydrothermal system.

The veins vary in width from less than a metre to over 20 metres. The quartz veining consists of well banded, chalcedonic and fine grained crystalline quartz with minor amounts of calcite. The chalcedonic quartz is thought to indicate an upper part of the mineral system suggesting that the depth potential of the mineralization is good. The wall rocks around the veins are altered with advanced argillic mineralization and an outer propylitic halo. This alteration extends from 1 metre to 50 metres from the veins.

The sections of the veins that were open or dilatants at the time of the silver and gold mineralization form the ore bodies. These open areas were controlled by the inclination of the veins and the intersections of the different vein sets. The northwest and west-northwest vein sets are the primary intersecting vein sets that control the mineralization. Due to the recurring nature of the vein sets and their intersections, ore zones also occur in a repetitive nature 150 metres to 250 metres apart.

La Guitarra Veins

La Guitarra vein system outcrops along a strike of more than 3.5 km and has been explored in part to a depth of 500 metres. In the eastern part, the veins strike generally northwest and in the westerly part change to westerly strike. The dip of the veins is steeply to the south from 70° to 90°.

At La Guitarra, the 1 metre - 4 metre wide mineralized zones are situated within a large quartz vein that is up to 20 metres wide. These brecciated and re-brecciated mineralized zones are very complex, pinching, swelling and bifurcating over short distances.

The silver and gold is contained in silver sulphides, sulphosalts and electrum. The remaining mineralization consists of minor amounts of pyrite and other sulphides such as galena and sphalerite.

The mineralization appears to have occurred over 3 stages:

  the 1st stage contains most of the base metal mineralization;

  the 2nd stage has repetitive silica banding and precious metal deposition, with the largest volume of silver and gold mineralization; and

  the 3rd stage has the highest silver-gold grades, but does not have significant volume.

Alteration of the wall rocks is only strong in contact with the veins.

Exploration & Drilling

Between July 2006 and August 2008, Silvermex conducted a large scale exploration program within the Temascaltepec District. Initial surface mapping and sampling was followed by diamond drilling from surface using both core and reverse circulation (“RC”) drilling. A total of 85,645 metres of drilling in 452 drill holes consisting of 289 core drill holes, and 163 reverse circulation drill holes was completed. The RC drilling was focused, but not limited to testing the Creston target. The core drilling primarily took place at Coloso, Nazareno, Santa Ana, La Guitarra/San Rafael and on the Creston target. Drilling was conducted by BDW Drilling and Silvermex’s own personnel. In August 2011, Silvermex resumed exploration activities in the district drilling 7,623 meters of core drilling in the Coloso area.

Sampling and Analysis

La Guitarra Mine has a laboratory associated with the milling complex, which assays all of the mill samples, bullion and mine samples. The surface exploration samples from the drilling program are sent to r ALS Chemex’s laboratory in Guadalajara, Jalisco for sample preparation then to Vancouver, British Columbia for analysis. The underground samples are sent to Inspectorate Labs’ sample preparation facility in Hermosillo, Sonora then to Sparks, Nevada for analysis. Early in 2011, underground samples were sent to ACT Labs. The sample preparation was done in Zacatecas, Zacatecas and the analysis at ACT Labs in Vancouver, British Columbia.

The sampling, handling and assaying methods used at La Guitarra are generally consistent with good exploration and operational practices. La Guitarra’s laboratory is not certified. The ACT Labs, ALS Chemex Laboratory and the Inspectorate Laboratory are all certified.

Sampling

Diamond drill core samples, chip samples and muck samples are all used at La Guitarra for mining control as well as for Reserve and Resource determination. Diamond drill holes are used to locate the extensions of the veins or to find new veins, and used to provide sample data between the mine levels for Resource and Reserve determinations. The drill core is logged in La Guitarra’s facility at the mine site, then oriented and marked for sampling by the geologist. For all drill cores, intervals selected for sampling are cut in half using a diamond saw by the designated core splitter. One half of the core is retained in the core box for further consideration, and the other is placed in properly marked sample bags for shipment to the laboratory. The collars of all diamond drill holes are surveyed and holes are surveyed down the hole.

The chip samples are taken underground by a trained sampler. The new exposures of the veins are sampled in the workings. Due to production pressures not all of the stope lifts are sampled. Samples are taken by chipping with a hammer across the sample length in a channel fashion. The sample lengths are set so that the individual veins and the waste sections within the veins are sampled separately. The wall rocks at the sides of the veins are sampled separately from the veins. The samples are normally less than a metre in length. The samples are placed in appropriately marked bags and transported to the laboratory. The samples are marked and located using the survey markers for control.

Silvermex has implemented a quality control system that includes the insertion of blanks, duplicates and reference material in the sample stream. To check the assay results, La Guitarra laboratory re-assays approximately 3% of all of the samples with additional checks run on anomalous values. This program was not fully implemented during 2007 due to the extra volume of assay samples the laboratory was handling. The program to send the samples out for check analysis is under the direction of La Guitarra’s Superintendent of Geology.

Assaying

La Guitarra assay laboratory follows standard protocols for sample preparation and assaying. As the silver levels are generally high in the samples run by the mine, the practice of routinely adding a fixed amount of silver to the assay sample has not been practiced. When this procedure of a silver addition is used, the analysis of low grade samples is easier. In 2006, Silvermex introduced quality control and assurance programs and has a program set up to confirm the assay labs results.

At La Guitarra Laboratory, the samples are:

  crushed to 1/8 inch with a jaw and cone crusher;

  riffle split to approximately a 200 gram sample;

  dried;

  pulverized in a disk pulveriser with 90-95% passing thru 200 mesh screens; and

  the pulveriser and crusher are cleaned by compressed air after each sample.

Normal fire assay procedures are employed using a 20g sample regardless of the source of the sample. La Guitarra previously used 10g assay samples, but this was increased in late 2006 as the 10g was a very small sample for rock analysis.

For the assay process, the doré bead is weighed on a micro balance; the silver is removed from the doré bead with nitric acid; and finally the gold prill, remaining after the silver is removed, is weighed using a micro balance.

Sample Handling

Recent drill programs have seen the introduction of quality control and quality assurance programs to insure that the sampling and assaying is conducted in accordance with the best possible practices.

Initially for the check analysis, the drill core was handled as mentioned above with one half of the sawn core going to the mine site lab for preparation. After the initial preparation, crushing and grinding, samples are split for both the mine lab and for ALS Chemex. The samples actually sent for this set of check analysis would have been either a crushed lab reject or a ground pulp reject. Both of these methods have been employed in the past. The sample was sent to Hermosillo, where it was pulverized in the ALS Chemex lab and then the prepared pulps were sent on to Vancouver, BC for fire assay.

Beginning in January 2011 a new and improved quality control and quality assurance program was implemented for all drill core samples. The new practice is to send one half of the sawn drill core directly to the ALS Chemex facility for surface exploration and to Inspectorate labs for underground drill core. The ALS Chemex sample preparation and analysis are in Guadalajara, Jalisco, Mexico, then pulps are sent to the ALS laboratory in Vancouver British Columbia for analysis. The Inspectorate sample preparation facility is in Hermosillo, Sonora. The prepared pulps are sent to Inspectorate’s lab in Sparks, Nevada for analysis. As noted earlier, some underground samples were sent to ACT Labs facility in Zacatecas, Zacatecas for sample preparation then to Vancouver, British Columbia for analysis.

All sample rejects and pulps are returned to the mine for storage and for use in the Check Assay procedure.

Check Assaying

In 2011 a standard operating procedure was established for quality control and quality assurance in the La Guitarra Lab and with external labs. Selected rejects and pulps returned from Inspectorate are sent to ALS Chemex and vice versa for confirmation of results. Significant assays obtained in the La Guitarra Lab are also sent to external labs for check assays. The same check assay program is conducted when ACT Labs is utilized. The check assaying program is in its early stages and results to date indicate there are no concerns over quality of the assay results.

In addition to the Check Assay procedure, a control procedure is used using blanks, duplicates and certified standards. Blanks are inserted into the assay sequence before samples of a principle structure in drill core logging or other sampling. This practice serves to reduce contamination of samples of significant structures from prior samples. Certified standards are included in the sample sequence at least one standard per drill hole sampled. Duplicates are used to confirm significant assays. Duplicates are taken by sawing the remaining half drill core. The standard sequence is one standard per every 20 samples, one blank for every 20 samples and 1 duplicate for every 20 samples.

In 2007, there were 867 check analyses of samples (as described above) from the recent drilling, which were analyzed by ALS Chemex and La Guitarra Mine laboratory. In 2006, 1,653 samples were assayed by both of these laboratories; the sampling data is available in GRCA reports dated September 22, 2006 and May 15, 2007. ALS Chemex uses a different procedure for analysis with all of the samples being analyzed by ICP with an AA finish. Samples containing more than 10 g/t gold (“Au”) or more than 100 g/t silver (“Ag”) are re-analyzed using a fire assay with a gravimetric finish for both silver and gold or an acid digestion with an AA finish for silver.

Resources and Reserves

Cautionary Note to Investors Concerning Reserve Estimates

The following Mineral Reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the Exchange Act, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following table uses the terms “measured resources” and “indicated resources”. We advise investors that while these terms are recognized and required by Canadian securities regulations (under NI 43-101), the SEC does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC defined reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term “Inferred Mineral Resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a Mineral Reserve. Investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable. See “Risk Factors”.

Silvermex has estimated resources and reserves for its La Guitarra silver/gold mine and Temascaltepec Mining District as of December 16, 2009.

The Qualified Persons under NI 43-101 for this reserve and resource estimate include Glenn R. Clark, P.Eng of Glenn R. Clark & Associates and John C. Thornton, SAIMM of Thor Resources LLC. They are both independent of Silvermex and have prepared, or supervised the preparation, of the information contained herein and verified the data disclosed.

The following tabulates the reserve and resources by area and category, as of December 16, 2009:

Category	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg
Underground Reserves
Proven	577	208	1.50	292	3,858,000	27,800	5,417,000
Probable	1,608	209	1.45	290	10,804,000	74,900	14,992,000
Total Underground Reserves	2,185	209	1.46	291	14,662,000	102,700	20,409,000
La Guitarra Open Pit Reserves
Proven	2,615	87	0.80	132	7,314,000	67,200	11,097,000
Probable	4,209	77	0.72	117	10,419,000	97,300	15,833,000
Total Surface Reserves	6,824	81	0.75	123	17,733,000	164,500	26,930,000
Total Reserves	9,009	113	0.93	165	32,395,000	267,200	47,339,000
La Guitarra Open Pit Resources - 45 g/t eAg Cut-off
Measured	3,008	86	0.84	133	8,318,000	81,300	12,864,000
Indicated	5,973	76	0.77	119	14,594,000	147,800	22,851,000
Total M + I(1)	8,980	79	0.79	123	22,912,000	229,100	35,715,000
Inferred	2,694	74	1.00	130	6,408,000	86,600	11,257,000
Underground Inferred Resources
Total Underground Inferred	10,000	305	1.95	414	98,063,000	627,600	133,103,000
Total Inferred	12,683	256	1.75	354	104,471,000	714,200	144,360,000

Note:
(1)      Open Cut Measured & Indicated Resources include Proven & Probable Reserves

Underground Reserves were calculated using a 135 equivalent silver (“eAg”) grams per tonne cut-off, a 20% dilution factor at zero grades. The methodology used for the Underground Reserves was standard polygonal projections on longitudinal sections. Proven Reserves were projected 0-15 metres from data points and Probable Reserves were projected 15-40 metres for all areas, except Santa Ana. Proven Reserves at Santa Ana were projected 0-15 metres and Probable 15–50 metres. Silver assays were cut to 1,500 g/t and gold assays to 15 g/t.

The following tabulates the parameters used to create the Creston block model grade interpolations:

Parameter	Value, Distance or Method
Grade Estimation Method	IDP3
Block Size (length x width x bench Height)	10x3x3 metres
Composite Length	3 metres
Gold Outlier Cap	10 g/t
Gold Outlier Capping Distance	15 metres
Silver Outlier Cap	700 g/t
Silver Outlier Capping Distance	15 metres
Measured Distance	20 metres
Minimum Number of Composites for Measured	2
Indicated Projection Distance	20-50 metres
Minimum Number of Composites for Indicated	2
Inferred Projection Distance	+ 50 metres
Model Constraint	3D Solid/Wire Framing Model

Silver to gold ratio of approximately 56:1 representing a gold price of US$780/oz gold and a silver price of US$13.80/oz was used in the eAg calculation.

As the Feasibility Study neared completion, the average gold and silver prices used in the Feasibility Study and the La Guitarra Mine Technical Report were sufficiently close to US$800 per ounce gold and US$14 per ounce silver that these metal prices were adopted for the financial valuations presented in both documents. The silver to gold ratio was left at 56 to 1. Silver and gold recoveries are 82%-89% using the existing flotation circuit averages and estimated at 92% for silver and 90% for gold using a proposed new cyanide mill. The total estimated operating costs for mining, milling and general & administrative costs is US$38.40 per tonne of ore processed.

The reserve and resource calculations are based on assay data obtained from diamond drilling and sampling on surface, and ore body modelling. The primary source of drill data was retrieved from a total of 85,645 metres of drilling in 452 drill holes consisting of 289 core drill holes, and 163 reverse circulation drill holes completed between August 2006 and June 2008.

The increase in mining reserves compared to the prior reserve estimate and corresponding recoverable ounces are primarily the result of successful surface drill programs that nearly doubled the projects Underground Reserves from 11,516,000 eAg ounces to 20,411,704 eAg ounces. In addition, the mining reserves now include La Guitarra Open Pit Reserve of 26,933,051 ounces that were previously classified as resources in the La Guitarra Mine technical report dated June 25, 2008. This upgrade of the Open Pit deposit to reserves is based on KCA’s projected processing costs of US$20.00 per tonne of ore to a proposed agitated leach, Merrill Crowe gold recovery plant at 3,000 tonnes per day, and Silvermex’s mining costs for the open pit, developed in conjunction with a mining contractor with current operations ongoing in Mexico, and the metal recoveries summarized in the Feasibility Study.

La Guitarra Mine including the San Rafael zone account for a large portion of the Underground Reserves and Resources. Included in the summary are Underground Reserves and Resources from other zones known as Nazareno, Coloso and Mina de Agua (Santa Ana veins).

The following tabulates the Underground Reserve by area:

La Guitarra and Temascaltepec Silver Gold Mining District Underground Reserves by Area
Area	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg
Guitarra	1,063	188	1.80	289	6,415,000	61,300	9,855,000
Nazareno	240	146	0.79	190	1,122,000	6,100	1,462,000
Coloso	373	335	2.65	483	4,010,000	31,700	5,780,000
Mina de Agua	509	191	0.22	203	3,115,000	3,600	3,312,000
Total Underground Reserves	2,185	209	1.46	291	14,662,000	102,700	20,409,000

All surface Reserves and Resources are contained within La Guitarra open pit, which is situated above the existing La Guitarra Mine. A mine design has been developed for the surface deposit which would exploit the deposit through development of three separate open pits: La Cruz, Los Angeles and Creston.

The following tabulates the Open Pit Reserves by mining area as of December 16, 2009:

La Guitarra & Temascaltepec Silver Gold Mining District Surface Reserves by Area
Area	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg
La Cruz	1,585	83	0.76	125	4,741,000	42,200	7,099,000
Los Angeles	3,073	72	0.64	108	8,087,000	70,300	12,019,000
Creston	2,166	61	0.67	99	4,905,000	52,000	7,812,000
Total Open Pit Reserves	6,824	81	0.75	123	17,733,000	164,500	26,930,000

It is estimated that at the conclusion of mining the identified Mineral Reserve contained in the three open pits there will be 2,156,000 tonnes of Measured & Indicated Resources remaining above the 45 g/t operating cut-off, containing 8,656,000 eAg ounces. Depending on the silver and gold prices prevailing at the end of the current proposed mine plan, and the prevailing operating costs at the time, it would have to be determined if further open pit mining would be justified beyond what has been determined in the current mine plan and Feasibility Study.

The following tabulates the reduction of underground reserves estimated as of December 16, 2009 based on production at La Guitarra Mine from underground operations in 2010 and 2011:

Total Underground Proven and Probable Reserves	As at December 16, 2009	2010 Production	2011 Production	As at December 31, 2011
Tonnes (‘000)	2,185	40	81	2,064
oz Ag	14,662,000	149,850	437,953	14,074,197
oz Au	102,700	1,192	4,293	97,215

The production from 2010 and 2011 reduces only the Proven Reserves. Therefore, the restated reserves and resources as of December 31, 2011 are as follows:

Reserves As of 31 Dec 2011

Category	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg (1)

Proven	456	223	1.5220924	308	3,270,197	22,315	4,519,837
Probable	1,608	209	1.45	290	10,804,000	74,900	14,992,000
Total Underground Reserves	2,064	212	1.4649829	294	14,074,197	97,215	19,518,237

Proven	2,615	87	0.8	132	7,314,000	67,200	11,097,000
Probable	4,209	77	0.72	117	10,419,000	97,300	15,833,000
Total Surface Reserves	6,824	81	0.75	123	17,733,000	164,500	26,930,000

Total Reserves	9,009	113	0.93	165	32,395,000	267,200	47,339,000

Measured	3,008	86	0.84	133	8,318,000	81,300	12,864,000
Indicated	5,973	76	0.77	119	14,594,000	147,800	22,851,000
Total M + I(2)	8,980	79	0.79	123	22,912,000	229,100	35,715,000
Inferred	2,694	74	1	130	6,408,000	86,600	11,257,000

Total Underground Inferred	10,000	305	1.95	414	98,063,000	627,600	133,103,000
Total Inferred	12,683	256	1.75	354	104,471,000	714,200	144,360,000

Notes:
(1) Au/Ag Equivalency = 56.0 (1 unit of Au = 56 units of Ag)
(2) Open Cut Measured & Indicated Resources include Proven & Probable Reserves.

For more information on Silvermex’s Mineral Reserves and resources, please refer to the full La Guitarra Mine Technical Report dated January 29, 2010, which can be found under the Company’s profile on SEDAR at www.sedar.com.

Mining & Milling

Mining at La Guitarra is from underground stopes. The main mine access is via 4 metre x 4 metre haulage ramps and related production, and development ramps are driven at +/- 12%. Stope access is via access ramps driven off of ramps and drifts adjacent to the vein, generally on the footwall side. Sill development occurs within the vein. Mining is primarily accomplished using cut and fill, but some long-hole stoping is employed. Rubber tired mobile equipment is used to transport ore and waste underground and to surface. Mined stopes are backfilled with development rock, rock from surface excavations, sand fill or by blasting the walls of the stope to create broken rock for fill. These mining methods recover about 100% of the reserve blocks.

La Guitarra Mill is rated at 320 tonnes per day, although it has not operated at capacity in recent years. In 2011, the production was approximately 327 tonnes per operating day. The annual production was 81,153 tonnes. The mill operated 248 days during 2011. The ore at La Guitarra is put on a pad beside the jaw crusher. It is then taken to the crusher using a front-end loader. If there are different types of ore on the pad they are blended as they are put to the crusher. The crushing is done with a jaw crusher and a secondary cone crusher. The crushed ore is ground in the three ball mills in parallel. The ground ore passes through three stages of flotation producing a sulphide concentrate. The concentrate is filtered and dried and then trucked to the San Martin mill. San Martin recovers and refines the silver and gold from the concentrate on a contract basis and La Guitarra is paid for the silver and gold, less the various toll charges that are applicable. La Guitarra does not have to sell its production through San Martin and could, if La Guitarra wished, terminate the commercial contract on 30 days notice. A spot sale of 250 tonnes of concentrate was made in December to Trafigura. Trafigura charges a treatment charge and pays for a percentage of the contained gold and silver. Life of mine average silver recoveries since 1991 have been approximately 84% % and life of mine average gold recoveries have been 83 % at the La Guitarra Mill.

Exploration and Development

Silvermex incurred significant capital expenditures in fiscal 2009, 2010 and 2011 to identify new reserves and resources, upgrade the mining operations and develop new areas for mining. Additional costs were incurred relating to the completed Feasibility Study, which recommended a ten-fold expansion of production at La Guitarra Mine.

Silvermex has developed a mine plan and operating model for La Guitarra Mine that will allow it to operate profitably with minimal capital investment for the foreseeable future using the existing mill. An alternative plan has been developed which, with a moderate capital investment will allow La Guitarra Mine to develop new high grade areas and potentially generate significant positive cash flow based on current metal prices. Either of these operating plans are viewed as viable alternatives to a major mine expansion at this time if project financing is not available on terms acceptable to the Company.

Silvermex plans to drill approximately 20,000 meters of underground core drilling in 2012. This drilling will comprise of approximately 2,700 meters of delineation drilling, 6,600 meters of development drilling and 10,700 meters of exploration drilling. The focus of this drill program is to define and expand resources and identify new resources that could extend the life of the La Guitarra mine.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, exploration, development and operation of mineral properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Exploration, Development and Operating

Silvermex’s activities are primarily directed towards operations at La Guitarra Mine. However, Silvermex’s activities also include the exploration for and development of mineral deposits.

Mining operations generally involve a high degree of risk. Silvermex’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of silver and gold including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although appropriate precautions to mitigate these risks are taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is difficult to ensure that the exploration or development programs planned by Silvermex will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

The exact effect of these factors cannot be accurately predicted, but the combination of any of these factors may result in Silvermex not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Silvermex towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Estimates of Reserves & Resources and Metal Recovery

The Mineral Reserve and Resource estimates reported, contained or referenced in this AIF are estimates; there is uncertainty to the actual volume and grades until the reserves are actually mined and processed.

While Silvermex has had independent geological consultants conduct a review of the estimates of Mineral Reserves and Resources, this should not be construed as a guarantee that such estimates are accurate.

Furthermore, historical silver and gold production from the Silvermex’s mining properties is no assurance they will contain deposits of silver and gold greater than those currently estimated to exist. If such estimates prove to be materially overstated, that would have a material and adverse effect on Silvermex’s business and results of operations, as the Company would be unable to maintain its mining operations for the length of time or on a scale currently contemplated. There are no assurances that current estimated reserves and resources will be commercially mined in the future.

Historical metal recoveries and laboratory test work give insight into future recoveries, but there is no certainty as to the level of metal recovery until the ore is mined and processed. There can be significant variation in recoveries between ores from different areas of the mine or between surface and underground ores. Recovery estimates based on small scale laboratory work may not accurately reflect real ore recoveries in large scale processing.

Silvermex engages independent technical consultants to assist in preparing Mineral Reserves and Resources, and project engineering, as required. The Company believes these consultants are competent and have carried out their work in a professional manner in accordance with recognized industry standards. There is no guarantee the work performed by Silvermex, or the consultants, will prove correct and free of defects.

Uncertainty Relating to Inferred Mineral Resources

Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.

Political and Regulatory Framework in Mexico

La Guitarra Mine is located in Mexico. As such, a substantial portion of its business is exposed to various degrees of political, economic and other risks and uncertainties. In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Silvermex’s operations and properties are subject to a variety of governmental regulations, including regulations promulgated by the Secretaría de Medio Ambiente y Recursos Naturales (Mexico’s environmental protection agency), Mexican mining law, and the regulations of the Comision National del Aqua with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. Silvermex’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to Silvermex’s activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and legislation related to mine safety. Mexico’s status as a developing country may make it more difficult for Silvermex to obtain required financing for its projects.

Operating in Mexico

Silvermex’s operations and investments may be affected by local political and economic developments including: expropriation; nationalization; invalidation of governmental orders; permits or agreements pertaining to property rights; failure to enforce existing laws; failure to uphold property rights; political unrest; terrorism; criminal activity; labour disputes; limitations on repatriation of earnings; limitations on foreign ownership; inability to obtain or delays in obtaining necessary mining permits; opposition to mining from local, environmental or other non-governmental organizations; government participation; royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations; taxation and changes in laws, regulations or policies; as well as by laws and policies of Canada affecting foreign trade, investment and taxation. La Guitarra Mine is located in Mexico and if a dispute arises regarding Silvermex’s property interests, Silvermex cannot rely on Canadian legal standards in defending or advancing its interests.

Silvermex requires consultants and employees to work in Mexico to carry out its planned exploration and development programs. It may be difficult from time to time to find or hire qualified people in the mining industry who are situated in Mexico, or to obtain all of the necessary services or expertise in Mexico, or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, Silvermex may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws, and could result in delays and higher costs to Silvermex to conduct its operations in Mexico.

Litigation Risk

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which Silvermex may become subject could have a material effect on the Company’s financial position, results of operations and the Company’s mining operations and project development plans.

Currently, Silvermex is a party to legal proceedings, including various actions with the Mexican tax authority SAT in Mexican tax court, Tribunal Federal de Justicia Fiscal y Administrativa. La Guitarra filed four separate lawsuits in Mexico in an effort to recover approximately $1.5 million in VAT refunds being withheld by SAT. As of the date of the AIF, La Guitarra has obtained VAT refunds in two of the lawsuits and is awaiting decisions on the other two lawsuits. In addition, SAT issued a tax reassessment for La Guitarra for the 2003 calendar year. In the reassessment, SAT claims La Guitarra owes unpaid income taxes and VAT plus associated penalties and interest in the amount of approximately $3.1 million. In connection with the reassessment, La Guitarra posted a bond in the amount of $3.1 million in connection therewith. There are no assurances that La Guitarra will be successful in any of the legal proceedings in which it is involved. Failure to be successful in two outstanding VAT refund proceedings could lead to La Guitarra not obtaining 16,648,683 Mexican Pesos in VAT refunds and failure to be successful in the reassessment proceedings could lead to La Guitarra forfeiting its $3.1 million bond, which could have a material adverse effect on Silvermex’s business.

A payment related lawsuit has also been filed against La Guitarra relating to work completed under contract. The Supreme Court of Guanajuato ruled that the Company's damages are limited to approximately of US$81,000 ($80,500) plus interest at a rate of 5% calculated monthly. The Company has recorded a liability of US$81,000 but believes that the interest portion of the claim (approximately US$120,000) is without merit.

The Company has also received a notice informing them that a former employee sued a subsidiary of La Guitarra claiming unpaid salary and expense reimbursements. The amount of the potential liability cannot be determined at the current date but based on the information available; the Company has recorded a liability in the amount of $220,096 (2,700,000 Mexican Pesos).

Financial Resources

At December 31, 2011, Silvermex had working capital of approximately $19,063,218. Silvermex’s working capital may not be sufficient to meet its planned business objectives and the continued operation of La Guitarra Mine. Silvermex may need to generate additional financial resources in order to meet its planned business objectives. There can be no assurances that Silvermex will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If Silvermex is unable to obtain adequate additional financing, Silvermex will be required to curtail operations and/or its exploration and development activities.

No History of Earnings

Silvermex has a long history of losses and there can be no assurance that Silvermex will be profitable in the future. Silvermex has paid no dividends on its Common Shares since incorporation. Silvermex presently has no assurance that its operation will generate earnings. If Silvermex is successful in generating earnings, Silvermex anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Silvermex does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of Silvermex’s board of directors, which will take into account many factors including Silvermex’s operating results, financial conditions and anticipated cash needs. For these reasons, Silvermex may never achieve profitability or pay dividends.

Fluctuating Mineral Prices

Silvermex’s revenues are expected to be in large part derived from the sale of silver and possibly other metals. The price of silver and other commodities has fluctuated widely in recent years and is affected by factors beyond the control of Silvermex, including international economic and political trends, currency exchange fluctuations, economic inflation and expectations for the level of economic inflation in the consuming economics, interest rates, global and local economic health and trends, speculative activities and changes in the supply of silver due to new mine developments, mine closures as well as advances in various production, and technological uses for silver. All of these factors will have impacts on the viability of Silvermex’s projects that are impossible to predict with certainty.

Civil Disobedience

In Mexico, acts of civil disobedience are common; in recent years, many mining companies have been the targets of actions to restrict access to legally-entitled mining concessions or property. Such acts of civil disobedience often occur with no warning and can result in significant direct and indirect costs. In October 2008, production at La Guitarra Mine was suspended due to an illegal roadblock, which was removed in November 2009. Operations at La Guitarra Mine resumed in May 2010, after all required permits for operations were obtained. Silvermex believes that the roadblock was an isolated incident, but there are no assurances that there will be no further disruptions to site access in the future, which could negatively impact the long-term perception and viability of the project.

Key Production or Cost Estimates

The level of production and capital and operating costs estimates relating to development projects and its operating mine, which are used in establishing Mineral Reserve and Mineral Resource estimates for obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainty. Actual results for Silvermex’s projects and operations could differ from current estimates and assumptions, and these differences may be material. In addition, development or operating activities may identify new or unexpected conditions which could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, the results of operations, profitability and financial results of Silvermex could be materially adversely affected.

Ability to Access Capital

Silvermex must generate sufficient internal cash flow or be able to utilize available financing sources to finance its growth and sustain capital requirements. If Silvermex does not realize satisfactory prices for silver, gold and other metals that it will produce, it could be required to raise significant additional capital through equity financings in the capital markets or to incur significant borrowings through debt financings to meet its capital requirements. If these financings are required, Silvermex’s cost of raising capital in the future may be adversely affected. In addition, if Silvermex is required to make significant interest and principal payments resulting from a debt financing, Silvermex’s financial condition and ability to raise additional funds may be adversely impacted. Any significant delay in completing its development projects or in achieving commercial production from them on a consistent basis or the incurring of capital costs that are significantly higher than estimated, could have a material adverse effect on Silvermex’s results of operations, cash flow from operations and financial condition.

According to the disclosure contained its amended annual report on Form 20-F for the year ended July 31, 2002, as filed with the SEC on December 16, 2002, Silvermex may have been a “shell company” (as defined in Rule 405 under the United States Securities Act of 1933, as amended (the “1933 Act”)) at that time. Accordingly, Rule 144 under the 1933 Act will not be available to its security holders to facilitate resale transactions in Silvermex securities until all of the requirements of Rule 144(i) under the 1933 Act have been met, including, without limitation, the following: (a) one year elapses following the date of filing of Silvermex’s registration statement on Form 40-F with the SEC (such date of filing being April 2, 2012); (b) Silvermex remains subject to the reporting requirements of section 13 or 15(d) of the Untied States Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (c) Silvermex has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the 12 months preceding the date on which a holder of Silvermex securities seeks to rely on Rule 144. However, securities of Silvermex are currently eligible for resale in “offshore transactions” pursuant to, and subject to the requirements of, Regulation S under the 1933 Act.

Operations Conducted through Foreign Subsidiaries

Silvermex conducts its operations through foreign subsidiaries and substantially all of its assets, other than cash, are held in such entities. Accordingly any limitation, imposed by any government or legislation or otherwise, on the transfer of cash or other assets between the parent company and such entities, or among such entities, could restrict Silvermex’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist in the future, could have an adverse impact upon Silvermex’s valuation and stock price.

Mining Titles

The ability of Silvermex to carry out successful mining activities will depend on a number of factors, one of the most critical factors being the ability to obtain tenure to its properties. The issue of any such licenses must be in accordance with Mexican law and in particular the relevant mining legislation. No guarantee can be given that these tenures will be granted to Silvermex or, if they are granted, that Silvermex will be in a position to comply with all conditions that are imposed. Furthermore, while it is common practice that permits and licenses may be renewed or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal or a transfer will be granted to Silvermex or, if they are granted, that Silvermex will be in a position to comply with all conditions that are imposed.

Silvermex is satisfied, based on its due diligence, that its rights to the properties are valid and exist. There can be no assurance, however, that Silvermex’s rights will not be challenged by third parties claiming an interest in the properties.

Local Groups

In addition to private and public land ownership under Mexican Agrarian law, there exists two types of communal land ownership – Ejidos and Communities. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido or Community controls surface rights over communal property through a board of directors which is headed by a president. An Ejido or Community may sell or lease lands directly to a private entity, and a Community, but not an Ejido may also allow individual members of the Community to obtain title to specific parcels of land and thus the right to rent or sell the land. While the Company has a Temporary Occupation Agreement with the Community where La Guitarra’s mill and current operations are situated, these agreements may be subject to renegotiation in the future. Changes to the existing agreements may have a significant impact on operations at La Guitarra Mine. In the event that the Company conducts activities in areas where no agreements exist with owners which are Ejidos or Communities, the Company may face some form of protest, road blocks, or other forms of public expressions against the Company’s activities. If the Company is not able to reach an agreement for the use of the lands with the Ejido or Community, the Company may be required to modify its operations or plans for the development of La Guitarra Mine and the Temascaltepec Mining District.

Environmental and Safety Regulations and Risks

Environmental laws and regulations may affect the operations of Silvermex. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. Furthermore, the permission to operate could be withdrawn temporarily where there is evidence of serious breaches of health and safety, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on Silvermex for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damages caused by previous owners of acquired properties or non-compliance with environmental laws or regulations. For some major programs, Silvermex has, in the past, and may, in the future, rely on recognized constructors and contractors. It has been Company policy to seek indemnity from contractors; however, this is not always possible or practical. In addition, Silvermex strives to minimize risks by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating to international environmental standards. There is also a possibility that the environmental laws and regulations in Mexico become more onerous, making Silvermex’s operations in that country more expensive.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and Silvermex may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Silvermex.

Silvermex maintains liability and property insurance, where reasonably available, in such amounts it considers prudent. The Company may become subject to liability for hazards against which it cannot insure, or which it may elect not to insure against due to high premium costs or other reasons.

Costs of Inputs

Prices and availability of materials and commodities consumed or used in exploration, mine development and construction as well as for production and milling can have a significant effect on costs. Price fluctuations can be dramatic and happen over short periods of time. Such price fluctuations can have a significant impact on operating costs and the costs of capital projects. Shortages in required inputs such as steel, tires or reagents can significantly affect production levels and increase the time to complete capital projects. Delays in capital projects or shortages of necessary materials for production can lead to increased costs as well as the failure to meet projected operating goals.

Competitive Conditions

The mining industry is intensely competitive in all its phases, and Silvermex competes with other companies that have greater financial resources and technical facilities. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produce economically; the technical expertise to find, develop and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than Silvermex. Such competition may result in Silvermex being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. Silvermex’s inability to compete with other mining companies for these mineral deposits could have a material adverse effect on Silvermex’s results.

Foreign Currency Exchange

Silvermex’s sales are in United States Dollars and a substantial portion of Silvermex’s expenses are now, and are expected to continue to be, incurred in both United States Dollars and Mexican Pesos. Silvermex’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. Silvermex’s financial results are reported in Canadian Dollars. Fluctuations in the exchange rate between the United States Dollar, Mexican Peso and the Canadian Dollar may have a material adverse effect on Silvermex’s business, financial condition and results of operations and could result in losses from currency exchange rate fluctuations. Silvermex does not actively hedge against foreign currency fluctuations.

Dependence Upon Certain Key Personnel

Silvermex is highly dependent upon its senior management and other key personnel and the loss of any such individuals could have a materially adverse effect on the business of Silvermex. In addition, there can be no assurance that Silvermex be able to maintain the services of its officers or other key personnel required in the operation of the business. Failure to retain these individuals could have a material adverse effect on Silvermex’s business and prospects.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. Any quoted market for the Common Shares may be subject to market trends generally, notwithstanding any potential success of Silvermex in creating revenues, cash flows or earnings.

Infrastructure

Development, exploration and mining activities depend on adequate infrastructure, including reliable roads, power sources, water supply and port (including storage) facilities. Silvermex’s inability to secure adequate water, power resources or appropriate port (including storage) facilities, as well as other events outside of its control, such as unusual weather, sabotage, government or other interference in the maintenance or provision of such infrastructure, could adversely affect Silvermex’s operations, and financial condition.

Reclamation Obligations

Reclamation requirements are designed to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. We are, and will continue to be subject to such requirements for our activities on our mineral properties. Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and could have a material adverse impact on our financial resources.

Dilution

There are a number of outstanding options and warrants pursuant to which additional Silvermex Shares may be issued in the future. Exercise of such options and warrants may result in dilution to Silvermex’s shareholders. In addition, if Silvermex raises additional funds through the sale of equity securities, shareholders may have their investment further diluted.

San Marcial Option Agreement

As of date of this AIF, Silvermex has not yet issued the 1,000,000 Silvermex Shares that were due to be issued on or before February 1, 2011 and has not made the US$6,000,000 payment, payable in cash or Silvermex Shares, that was due on or before February 1, 2012, as required to maintain the San Marcial Option in good standing and exercise the option, respectively, in accordance with the terms of the San Marcial Option Agreement. Unless rectified, Silvermex’s option to acquire the San Marcial Project under the San Marcial Option Agreement has been deemed terminated and expired in accordance with the terms of the San Marcial Option Agreement. As of the date of this AIF, Silvermex has not obtained waivers or an extension in respect of such termination or expiration of the option. See “General Development of the Business – Current Operations – Other Properties”.

DIVIDENDS

The Company has not declared or paid any dividends on the Common Shares during the three most recently completed financial years, beginning January 1, 2009 and ending December 31, 2011. The Company has no present intention of declaring or paying dividends on the Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business, including acquisitions, exploration and development of mineral properties.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Silvermex’s authorized share capital consists of an unlimited number of Common Shares without par value. As of December 31, 2011, there were 239,333,362 Common Shares issued and outstanding as fully paid and non-assessable. As of the date of this AIF, 263,907,309 Common Shares of the Company are issued and outstanding.

Holders of Common Shares of the Company are entitled to dividends if, as and when declared by the Board out of funds legally available therefore. The Act provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is or would, after the payment of the dividend, be unable to pay its liabilities as they fall due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital.

In the event of dissolution, liquidation or winding up of Silvermex, holders of Common Shares are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors. There are no conversion rights, special liquidation rights, pre-emptive rights, redemption rights or subscription rights attached to the Common Shares.

Holders of Common Shares are entitled to one vote for each Common Share held on all matters voted on by shareholders.

Convertible Securities

Options

As of the date of this AIF, there are outstanding stock options of Silvermex (“Options”) to purchase an aggregate of 9,718,519 Common Shares at prices ranging from $0.26 to $3.64, expiring between February 28, 2013 and February 6, 2017, all of which are governed by the Company’s amended 10% rolling Stock Option Plan (the “Stock Option Plan”), which was approved by shareholders on July 26, 2011.

Warrants

As of the date of this AIF there are outstanding common share purchase warrants of Silvermex (“Warrants”) to purchase an aggregate of 13,776,325 Common Shares at a price ranging from $0.71 to $0.90, expiring between December 16, 2012 and December 16, 2013.

MARKET FOR SECURITIES

Common Shares

The Company’s Common Shares traded on the TSX under the symbol “GGC” until the opening of trading on November 16, 2010, at which time the Company’s Common Shares began trading under the symbol “SLX”. The following table shows the reported high and low trading prices and the aggregate trading volume of the Common Shares of Silvermex on the TSX for the periods listed:

Period	High ($)	Low ($)	Volume
2011
January	0.99	0.72	25,467,900
February	1.03	0.79	13,747,900
March	1.02	0.68	25,129,100
April	0.87	0.68	16,434,400
May	0.82	0.52	17,029,600
June	0.77	0.58	6,016,100
July	0.88	0.59	14,326,900
August	0.75	0.56	9,421,900
September	0.65	0.46	11,341,400
October	0.54	0.37	7,266,300
November	0.57	0.45	10,798,900
December	0.49	0.35	10,133,600
2012
January	0.49	0.39	5,407,800
February	0.51	0.41	9,346,600
March	0.51	0.37	7,022,989
April	0.58	0.43	46,538,291
May	0.56	0.44	13,145,418
June 1 to 27	0.59	0.50	12,129,819

Prior Sales

The following table shows the issuances by Silvermex of securities convertible into shares, during the financial year ended December 31, 2011.

Date	Number of Securities	Exercise Price per Security ($)

January 25, 2011	2,820,000 Options	0.74
February 24, 2011	100,000 Options	0.90
May 10, 2011	286,231 Options	0.69
May 25, 2011	100,000 Options	0.69
May 30, 2011	100,000 Options	0.74

ESCROWED SECURITIES

To the knowledge of Silvermex, as at the date of the AIF, the following securities are subject to escrow:

Designation of Class	Number of Securities Held in Escrow	Percentage of Class
Common Shares	2,750(1)	<0.01%
Common Shares	500,000(2)	<0.19%

Notes:

(1)

These Common Shares are beneficially owned by John Lepinski, a former director and officer of Silvermex. The release of these Common Shares is subject to regulatory approval. The escrow agent is Computershare Trust Company of Canada .

(2)

(2) These Common Shares are owned by Aurcana Corporation. The escrow agent is Computershare Trust Company of Canada under the Escrow Agreement dated November 30, 2009. Pursuant to terms of the Escrow Agreement, 250,000 Common Shares were released on February 15, 2012 and an additional 250,000 Common Shares were released on May 15, 2012.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table is as at the date of this AIF and sets out the name, province/state of residence, positions and/or offices held with the Company, and principal occupations for the previous five years of each person who is a director and/or an executive officers of the Company, as well as the period during which each person, if applicable, has been a director of the Company.

The term of office of each director of the Company ends immediately before the election of directions at the annual general meeting of shareholders each year.

Position(s) with the
Name and Residence	Company	Principal Occupation	Director Since

Michael H. Callahan(1)(2) Idaho, USA	President and Director

President of Silvermex since November 2010; President of Silver One from December 2009 to November 2010; Vice President of Hecla Mining Company from June 2008 to January 2009; Vice President, Venezuelan Operation of Hecla Mining Company from November 2006 to June 2008; Vice President, Corporate Development of Hecla Mining Company from February 2002 to November 2006

November 16, 2010

Duane Nelson(1)(2) British Columbia, Canada	Chief Executive Officer and Director

Chief Executive Officer of Silvermex since November 2010; President and Chief Executive Officer of Sibling Rivalries Investments, Inc., a private resource-oriented investment firm since 2005; Founder of Quotemedia Inc., a financial market data company, since 1998; Chief Executive Officer of Silver One from December 2009 to November 2010; Vice President of Silver One from October 2008 to November 2010; Corporate Secretary of Silver One from January 2006 to October 2008

November 16, 2010

Lisa J. Dea British Columbia, Canada	Chief Financial Officer and Vice President Finance	Vice President, Finance and Chief Financial Officer of Silvermex since May 2011; Vice President, Finance and Chief Financial Officer of Polaris Minerals Corporation from May 2006 to May 2011.	N/A

Position(s) with the
Name and Residence	Company	Principal Occupation	Director Since

Marien Segovia British Columbia, Canada	Corporate Secretary

Corporate Secretary of Silvermex since July 2011; Senior Administrator of Silvermex from February 2011 to July 2011; Executive and Legal Assistant of Silver Standard Resources Inc. from February 2002 to February 2011.

N/A

Arthur Brown(1)(2)(3) Idaho, USA	Director	Chairman of Silvermex since November 2010; Chairman of Silver One from January 2010 to November 2010	November 16, 2010

Kenneth C. McNaughton(1)(2)(3) British Columbia, Canada	Director	Vice President and Chief Exploration Officer of Pretium Resources Inc. since January 2011; Vice President, Exploration of Silver Standard Resources Inc. from 1991 to February 2011	November 16, 2010

Joseph J. Ovsenek(1)(2)(3) British Columbia, Canada	Director	Vice President and Chief Development Officer of Pretium Resources Inc. since January 2011; Senior Vice President of Silver Standard Resources Inc. from February 2003 to February 2011	November 16, 2010

Note:

(1)	Member of the Corporate Governance Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Audit Committee.

As of the date of this AIF, the directors and executive officers, as a group, beneficially own, control or direct, directly or indirectly, 4,025,965 Common Shares representing approximately 1.53% of the issued and outstanding Common Shares and hold options to acquire an additional 7,013,769 Common Shares, representing approximately 2.44% of the Common Shares on a fully-diluted basis.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Order

On March 13, 2012, the Securities and Exchange Commission ("SEC") issued an order revoking the registration of Silvermex’s common shares as a class under section 12(g) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). The SEC issued the order pursuant to section 12(j) of the Exchange Act, with Silvermex’s consent, as Silvermex has determined that it is unable to cure the filing delinquencies of its predecessor company, Genco Resources Ltd., under the Exchange Act.

Except as disclosed above, no director or executive officer of Silvermex is, as at the date of this AIF, or has been, within the last 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including Silvermex) that was:

(a)	subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purpose of the above paragraph, “order” means (a) a cease trade order, (b) an order similar to a cease trade order, or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 days.

Bankruptcy

No director or executive officer of Silvermex, or a shareholder holding a sufficient number of securities of Silvermex to affect materially the control of Silvermex is, as at the date of this AIF, or has been, within 10 years before the date of this AIF, a director or executive officer of any company (including Silvermex) that:

(a)

while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Sanctions

No director or executive officer of Silvermex, or a shareholder holding a sufficient number of securities of Silvermex to affect materially the control of Silvermex, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Silvermex’s knowledge, there are no known existing or potential conflicts of interest between Silvermex and any director or officer of Silvermex, except that certain of the directors and officers of Silvermex serve as directors and officers of other public companies, and therefore it is possible that an actual or potential conflict of interest may arise between their duties as a director or officer of Silvermex and their duties as a director or officer of such other companies. In all such events, any director who might have a disclosable financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Silvermex Board, would be obliged to abstain from voting as a Silvermex director in respect of any transaction involving that other company(s) or in respect of any property in which an interest is held by them. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfill their duties to act honestly and in the best interests of Silvermex.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except for as disclosed herein, the Company is not and has not been a party to (and its property is not and has not been the subject of) any legal proceedings during the financial year ended December 31, 2011, which involve a claim for damages, exclusive of interest and costs, that exceeds 10% of the Company’s current assets, and, to the best of its knowledge, the Company is not aware of any such contemplated legal proceedings.

Value Added Tax Refunds and Tax Reassessments

On January 24, 2008, La Guitarra filed an action against the Mexican tax authority SAT in Mexican tax court, Tribunal Federal de Justicia Fiscal y Administrativa. La Guitarra’s action is to recover MXN$15,979,218 in VAT refunds La Guitarra feels it is entitled to under Mexican law. On February 3, 2010, La Guitarra learned the Mexican tax court had ruled in La Guitarra’s favour, and SAT has since appealed this ruling. On March 17, 2011, the Mexican tax court ruled in favour of SAT and that decision was further upheld on June 9, 2011, after appeal by La Guitarra to the March 17, 2011 ruling.

On August 12, 2008, La Guitarra filed an action against the Mexican tax authority SAT in Mexican tax court, Tribunal Federal de Justicia Fiscal y Administrativa. La Guitarra’s action was to recover MXN$1,414,485 in VAT refunds. On May 21, 2009, La Guitarra learned the Mexican tax court had ruled in La Guitarra’s favour. SAT appealed this ruling, and on August 27, 2010 La Guitarra received official notice SAT’s appeal had been heard and the outstanding balance plus interest was refunded.

On September 5, 2008, La Guitarra filed an action against the Mexican tax authority SAT in Mexican tax court, Tribunal Federal de Justicia Fiscal y Administrativa. La Guitarra’s action was to recover MXN$673,039 in VAT refunds La Guitarra feels it is entitled to under Mexican law. On June 4, 2009, La Guitarra learned the Mexican tax court had ruled in La Guitarra’s favour, and SAT has since appealed this ruling. In August 24, 2010, the Mexican tax court, once again, had ruled in La Guitarra’s favour, and SAT is once again appealing this ruling.

On March 26, 2009, La Guitarra filed an action against SAT in the Mexican tax court, Tribunal Federal de Justicia Fiscal y Administrativa. La Guitarra’s action was to recover MXN$252,051 in VAT refunds. On November 3, 2009, La Guitarra learned the Mexican tax court had ruled in La Guitarra’s favour. SAT appealed this ruling, and on June 22, 2010 La Guitarra received notice SAT’s appeal had been heard and the outstanding balance plus interest was refunded.

On December 8 2009, the Mexican tax authority SAT issued a tax reassessment for La Guitarra for the 2003 calendar year. In the reassessment, SAT claims La Guitarra owes unpaid income taxes and value added taxes plus associated penalties and interest in the amount of approximately $3.1 million. La Guitarra has appealed this reassessment in the Mexican tax court, Tribunal Federal de Justicia Fiscal y Administrativa and, in February 2011, La Guitarra posted a bond in the amount of $3.1 million in connection therewith. On March 1, 2012, the Company lost the initial appeal and as at the date of the AIF is in the process of appealing the March 1, 2012 decision.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth in this AIF and in the Company’s audited financial statements, no director or executive officer of the Company, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares, and no associate or affiliate of the foregoing persons or companies had, within the three most recently completed financial years or during the current financial year, any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia.

MATERIAL CONTRACTS

The only material contracts entered into by the Company within the financial year ended December 31, 2011 or before such time that is still in effect, other than in the ordinary course of business, are the following:

(a)

Exploration and exploitation agreement between Mineria Arauco S.A. de C.V. and Mario Héctor Gottfried Joy dated September 1, 2002, pursuant to which the Silvermex leases certain mineral concessions from Mr. Gottfried for the La Guitarra Mine in exchange for a monthly royalty. See “La Guitarra Mine – Royalties”.

(b)

Purchase agreement between Silvermex and Luismin S.A. de C.V. (“Luismin”) dated April 10, 2003, as amended July 28, 2003 and August 22, 2003 (the “La Guitarra Purchase Agreement”), pursuant to which Silvermex acquires all the shares of La Guitarra Compania Minera, S.A. de C.V., as described under “La Guitarra Mine – History”;

(c)	Promissory note for US$4,000,000 issued by Silvermex to Luismin on August 22, 2003 pursuant to the La Guitarra Purchase Agreement;

(d)	Royalty agreement between La Guitarra and Luismin S.A. de C.V. dated August 28, 2003, as described under “La Guitarra Mine – Royalties”;

(e)

Smelting agreement between La Guitarra and Compañia Minera Peña de Bernal, S.A. de C.V. dated October 1, 2007 pursuant to which Compañia Minera Peña de Bernal, S.A. de C.V. agrees to purchase gold and silver from the La Guitarra Mine. See “Business of Silvermex – Product Summary – Distribution Methods”;

(f)

Concentrate Purchase Agreement between La Guitarra and Consorcio Minero de México Cormin Mex, S.A. de C.V. (Consorcio Minero) pursuant to which Consorcio Minero agreed to purchase a trial lot of 100 metric tons of concentrate in 2011. The trial lot was completed during December, 2011.

(g)

Option agreement between Silver Standard Resources Inc. and Silver One dated as of March 23, 2009, as amended on August 4, 2010 and on October 1, 2010, and royalty agreement between Silver Standard Resources Inc. and Silver One dated July 12, 2010 as describe dunder “General Development of the Business – Current Operations – Other Properties – San Marcial Project”;

(h)

Purchase agreement between Silvermex and Andover Ventures Inc. dated March 24, 2009, as amended on July 1, 2010, as described under “General Development of the Business – Chief Consolidation Mining Company”;

(i)

Purchase agreement between Aurcana Corporation and Silver One dated as of October 9, 2009, as amended on November 9, 2009, as described under “General Development of the Business – Current Operations – Other Properties – El Rosario Project, Sinaloa, Mexico”;

(j)	Shareholder rights plan dated February 23, 2010, as described under “General Development of the Business – Shareholder Rights Plan”;

(k)

Real estate purchase agreement, personal property purchase agreement and transfer of rights and obligations agreement, each dated August 7, 2007, and amended on February 27, 2009, between IMMSA and Aurcana de Mexico, S.A. de C.V., pursuant to which Aurcana purchases the El Rosario Project, as described in more detail under “General Development of the Business – Current Operations – Other Properties – El Rosario Project, Sinaloa, Mexico”;

(l)	Temporary Occupation Agreement with the Community of La Albarrada, as described under “La Guitarra Mine – Surface Rights”;

(m)

Amended and Restated Loan agreement between Silvermex and La Guitarra dated December 14, 2011, pursuant to which the parties agree that all interests that accrued on any advancements under the Loan Agreement dated August 23, 2003, shall accrue, but shall not be due and payable by La Guitarra until December 21, 2014 and that the amount due under the loan by La Guitarra to Silvermex is $25,662,134.40 on account of principal and $4,446,182.99 on account of interest;

(n)

Principalization Agreement between La Guitarra and Silvermex dated December 19, 2011, pursuant to which the parties agree that the accrued interest related to the Amended and Restated Loan Agreement dated December 14, 2011, shall be added to the principal sum, such that the total loan amount be the principal sum for the purpose of the Loan Agreement; and

(o)

Subscription Agreement between Silvermex and La Guitarra dated December 20, 2011, pursuant to which Silvermex subscribed for 60,601,227 shares in the capital of La Guitarra by contributing the total loan amount owing under the Amended and Restated Loan agreement dated December 14, 2011 and the parties agree that the Loan Agreement is terminated.

INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during, or relating to, the financial year ended December 31, 2011, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

Name of Expert	Description of Involvement

Deloitte & Touche LLP(1)

Provided the audit report dated March 21, 2012 on the consolidated balance sheets of Silvermex as at December 31, 2011and 2010 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year then ended

Meyers Norris Penny LLP(2)

Provided the audit report dated March 24, 2010 on the consolidated balance sheet of Silvermex as at December 31, 2009 and 2008 and the consolidated statements of loss, comprehensive loss, and deficit and cash flows for the years then ended

John C. Thornton, SAIMM of Thor Resources LLC Glenn R. Clark, P.Eng of Glenn R. Clark & Associates Ltd.	Prepared the NI 43-101 compliant technical report named “La Guitarra Mine Technical Report” dated January 29, 2010, in respect of La Guitarra Mine

Daniel Kappes, P. Eng. of Kappes, Cassiday and Associates	Prepared the Feasibility Study dated December 16, 2009 in respect of the La Guitarra Mine

Notes:

(1)	Deloitte & Touche LLP advised the Company that it is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

(2)	Meyers Norris Penny LLP advised the Company that it is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

To the Company’s knowledge, none of the experts, or any “designated professional” of such expert:

(a)	holds any registered or beneficial interest, direct or indirect, in any securities or other property of Silvermex or any of its associates or affiliates;

(b)	received any registered or beneficial interest, direct or indirect, in any securities or other property of Silvermex or any of its associates or affiliates; or

(c)	is to receive any registered or beneficial interest, direct or indirect, in any securities or other property of Silvermex or any of its associates or affiliates,

representing more than 1% of all issued and outstanding Common Shares or Silver One Shares, as applicable, as at the date of the statement, report or valuation in question.

Based on information provided by the relevant persons, none of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ADDITIONAL INFORMATION

Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans is contained in the management information circular for Silvermex’s special and annual general meeting of securityholders held on June 26, 2012, which is available under Silvermex’s profile on SEDAR at www.sedar.com.

Additional financial information is also provided in the Company’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2011, which may be found on SEDAR at www.sedar.com.

Audit Committee

Under the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”) of the Canadian Securities Administrators, the Company must disclose certain information as set forth below.

Audit Committee Charter

The Audit Committee has adopted a charter that is attached to this AIF as Schedule “A”.

Composition of Audit Committee

Arthur Brown, Kenneth C. McNaughton and Joseph J. Ovsenek are members of Silvermex’s Audit Committee. Each of Messrs. Brown, McNaughton and Ovsenek are independent and financially literate within the meaning of NI 52-110.

Relevant Education and Experience

Each of the Audit Committee members are businessmen with experience in financial matters. Each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from their individual fields of endeavour. In addition, each of the members of the Audit Committee have knowledge of the role of an audit committee in the realm of reporting companies from their respective years of experience with management of companies other than Silvermex. As a result of their experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or actively supervising individuals engaged in such activities; and

  internal controls and procedures for financial reporting.

Each member of the Audit Committee has been responsible for receiving financial information and obtaining an understanding of the balance sheet, income statement, statement of cash flows and how these statements are essential for understanding the financial position of the Company and its operations. Each member has a significant understanding of resource based industries and the relevant accounting principles therefore.

Reliance on Certain Exemptions in NI 52-110

At no time since the commencement of Silvermex’s most recently completed financial year has it relied on:

(a)	the exemption in section 2.4 (De Minimis Non-audit Services);

(b)	the exemption in section 3.2 (Initial Public Offerings);

(c)	the exemption in section 3.4 (Events Outside Control of Member);

(d)	the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member); or

(e)	an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6 of NI 52-110

At no time since the commencement of Silvermex’s most recently completed financial year has the it relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited Exceptional Circumstances).

Reliance on Section 3.8 of NI 52-110

At no time since the commencement of Silvermex’s most recently completed financial year has it relied on the exemption in subsection 3.8 (Acquisition of Financial Literacy).

Audit Committee Oversight

At no time since the commencement of Silvermex’s most recently completed financial year has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110 the engagement of non-audit services is considered by the Board and, where applicable, by the Audit Committee, on a case-by-case basis.

External Auditor Service Fees

During the year ended December 31, 2011, Silvermex’s external auditor was Deloitte & Touche LLP. On January 5, 2011, in connection with the Acquisition, the Board appointed Deloitte & Touche LLP as external auditor of the Company and the Company’s former auditor, Myers Norris Penny LLP, resigned at the request of the Company.

The aggregate fees billed for professional services rendered by Deloitte & Touche LLP, the Company’s external auditors, for the years ended December 31, 2011 and 2010 were as follows:

Nature of Services	Fees Incurred to Auditor	Fees Incurred to
	in Year Ended	Auditor in Year Ended
	December 31, 2011	December 31, 2010

Audit Fees(1)	418,500(5)	195,000
Audit Related Fees(2)	170,000	33,324
Total Audit and Audit Related	588,500	228,324
Services
Tax Fees(3)	-	1,950
Other Fees(4)	-	-
Total Fees	588,500	230,274

Notes:

(1)	“Audit Fees” meant the aggregate fees billed by the Company’s external auditor.

(2)

“Audit Related Fees” means the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”.

(3)	“Tax Fees” means the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.

(4)

“Other Fees” means the aggregate fees billed for products and services provided by the Company’s external auditor, other than the services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

(5)

Of the $418,500 of audit fees for the year ended December 31, 2011, $110,000 relate to the audit for the year ended December 31, 2010 which were agreed subsequent to the filing of previous year annual report.

Emerging Growth Company Status Under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)

Silvermex is an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the United States Jumpstart Our Business Startups Act (the “JOBS Act”), enacted on April 5, 2012), and Silvermex will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which Silvermex has total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every 5 years by the Securities and Exchange Commission (the “SEC”)) or more; (b) the last day of the fiscal year of Silvermex following the fifth anniversary of the date of the first sale of common equity securities of Silvermex pursuant to an effective registration statement under the United States Securities Act of 1933, as amended; (c) the date on which Silvermex has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which Silvermex is deemed to be a ‘large accelerated filer’, as defined in Exchange Act Rule 12b–2. Therefore, Silvermex expects to continue to be an emerging growth company for the foreseeable future.

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that meet the definition of a “smaller reporting company” in Exchange Act Rule 12b-2, an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as Silvermex continues to qualify as an emerging growth company, it will be exempt from the requirement to include an auditor attestation report in its annual reports filed under the Exchange Act, even if it does not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the Sarbanes-Oxley Act of 2002 has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from the rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).

SCHEDULE “A”

SILVERMEX RESOURCES INC.
CHARTER for the AUDIT COMMITTEE
of the BOARD OF DIRECTORS

A.        MANDATE

The Audit Committee is to assist the Board of Directors of Silvermex Resources Inc. in fulfilling its financial oversight responsibilities. The Committee is to serve as an independent and objective party that will approve, evaluate, advise and make recommendations to the Board, in accordance with this charter, to:

a.	ensure that the Company’s management has designed and implemented an effective system of financial reporting and internal accounting control policies and practices of the Company;

b.	monitor the quality and integrity of the Company’s financial statements and related financial disclosure;

c.	review the Company's compliance with legal and regulatory requirements as they relate to financial reporting, taxation matters and disclosure of financial information;

d.	carry out effective oversight of and monitor the qualifications and independence of the Company’s external auditor; and

e.	carry out effective oversight of management's duties regarding financial risks encountered by the Company.

B.        COMPOSITION AND MEETINGS

1.         The Committee will consist of a minimum of three “financially literate” (as defined by National Instrument 52-110, Audit Committees (NI 52-110)) members of the Board appointed by the Board. Subject to the Company’s Articles, the Board will appoint the members of the Committee, annually, at its annual general meeting of the shareholders. The Board may at any time remove or replace any member of the Committee and may fill any vacancy of the Committee.

2.        Unless exempted by NI 52-110 or other applicable securities legislation, a majority of the members of the Committee will be “independent” (as defined by NI 52-110).

3.         Unless the Board appoints a Chair of the Committee, the members of the Committee will elect a Chair by a majority vote among the members of the Committee.

4.         Attendance by invitation at all or a portion of Committee meetings is determined by the Committee Chair or its members and would typically include the Chief Financial Officer of the Company, the external auditor, and such other corporate officers, advisors, or support staff as may be deemed appropriate. The Committee may also exclude from its meetings any person it deems appropriate to exclude to carry out its responsibilities.

5.         Meetings of the Committee will be conducted as follows:

a.

Regular meetings of the Committee will be held at least four times each year (in conjunction with the quarterly financial statements filings), or more frequently as circumstances require. The external auditor or any member of the Committee may request a meeting of the Committee by making such request to the Committee Chair.

b.	Meetings will be called by the Chair or by a majority of the Committee members, and usually in consultation with the management of the Company.

c.

The external auditor will be given notice of and have the right to attend each meeting concerning the Company’s annual financial statements and, if the Committee feels it is necessary, at every other meeting.

d.	Meetings are chaired by the Committee Chair or, in the Chair’s absence, by a member chosen by the Committee from among themselves.

e.	A quorum for the transaction of business at any meeting of the Committee is a majority of independent Committee members.

f.

To foster open communication, the Committee will meet separately, at least once annually, with each of management and the external auditor to discuss any matters that the Committee or any of these groups believes would be appropriate to discuss privately. The minutes of such private meetings will be recorded separately as “in camera” minutes of the group that meets privately.

g.

The Corporate Secretary of the Company will provide for the delivery of notices, agendas and supporting materials to the Committee members at least five (5) days prior to the date of the meeting, except in unusual circumstances.

h.	Meetings may be conducted with members present, or by telephone or other communications facilities which permit all persons participating in the meeting to hear or communicate with each other.

i.	A written resolution signed by all Committee members entitled to vote on that resolution at a meeting of the Committee is as valid as one passed at a Committee meeting.

j.	The Secretary of the Company will be the secretary for the Committee and keep a record of minutes of all meetings of the Committee.

k.

Minutes of the meetings of the Committee, prepared in draft, will be distributed by the Corporate Secretary of the Company to all members of the Committee within seven (7) working days of each meeting, and will be submitted for approval at the next regular meeting of the Committee.

C.        DUTIES AND RESPONSIBILITIES OF THE AUDIT COMMITTEE

The following functions will be the duties and responsibilities of the Committee in carrying out its mandate. To perform any of its duties and responsibilities, the Committee, at its discretion, will have access to any officers and employees of the Company, the Company’s internal and external auditor, and financial-related information respecting the Company, and the right to retain the services of special independent legal, accounting and tax consultants, as the Committee considers necessary or advisable.

1.        General Responsibilities

The Committee’s general responsibilities are:

a.

to consider any matters which, in the opinion of the Committee or at the request of the Board, would assist the Board in the discharge its responsibilities relating to the Company’s accounting principles, reporting practices and internal controls, and its approval of the Company’s annual and quarterly consolidated financial statements and related financial disclosure;

b.	to require the external auditor to report directly to the Committee;

c.

to establish specific pre-approval policies and procedures for the pre-approval of all non-audit services, ensuring such policies and procedures, at a minimum, meet the criteria set out in NI 52-110 and the guidance in Companion Policy 52-110;

d.

to obtain reasonable assurance by discussions with and reports from management and the external auditor, that the accounting systems are reliable and that management has designed, implemented and is maintaining an effective system of internal financial control;

e.	to oversee compliance with regulatory authority requirements for disclosure of external auditor services and the activities of the Committee;

f.	to review annually the adequacy of this Committee Charter and recommend any required changes to the Board;

g.	ensure that processes are in place to annually evaluate the performance of the Committee; and

h.	to provide to the Board reports and minutes of Committee meetings and a report on the Committee’s fulfillment of its duties and responsibilities under this Charter.

2.        Financial Information Preparation, Review, and Public Disclosure

The duties of the Committee relating to financial information preparation, approval, and disclosure responsibilities are:

a.

to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and periodically assess the adequacy of those procedures;

b.

to review, and recommend to the Board for approval, the annual audited and quarterly financial statements, annual and quarterly management discussion and analysis, and annual and interim earnings press releases before the Company discloses them;

c.

to review, and recommend to the Board for approval the financial sections of all public disclosure documents, including the annual report, if applicable, annual management information circular and proxy materials, annual information form, if applicable, prospectuses, news releases discussing financial related information, and any other public reports of a financial nature requiring approval by the Board prior to disclosure to the public or any regulatory authority;

d.

to review any report of management which accompanies published financial statements to be published in the annual report to the Company’s shareholders (to the extent such a report discusses the financial position or operating results) for consistency of disclosure with the financial statements themselves;

e.	to discuss and assess with management and the external auditor:

i.	the appropriateness of accounting policies and financial reporting practices used by the Company;

ii.	any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company;

iii.	any new or pending developments in accounting and reporting standards that may affect or impact on the Company;

iv.	identification of the Company’s principal financial risks and uncertainties and the systems to manage such risks and uncertainties;

v.

the integrity including, the effectiveness of the Company’s disclosure controls and procedures, internal control and management information systems and any steps to be adopted in light of material control deficiencies;

vi.	the key estimates and judgments of management that may be material to the financial reporting of the Company;

vii.

any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statement or accounting policies; and

viii.	the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements;

f.	to discuss with the external auditor, matters relating to the conduct of the audit, including:

i.	the adoption of, or changes to, significant accounting principles and practices as suggested by the external auditor, internal auditor, or management; and

ii.	the management inquiry letter provided by the external auditor and the Company’s response to that letter;

g.

to review any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Company, and the manner in which these matters have been disclosed in the financial statements; and

h.	to review any claims of indemnification pursuant to the Articles of the Company.

3.        Oversight of External Auditor

The duties of the Committee related to its external auditor oversight responsibilities are:

a.

to be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review, or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

b.

assess the performance of the external auditor and consider, for recommendation to the Board and annual appointment by the Company’s shareholders, the external auditor to be nominated for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company;

c.	to ensure that the external auditor is in good standing with the Canadian Public Accountability Board and enquiring if there are any sanctions imposed by the CPAB on the external auditor;

d.	to recommend to the Board the compensation of external auditor;

e.	to ensure the independence of the external auditor by, but limited to, the following:

i.

reviewing and discussing with the external auditor any relationships or services that may impact the objectivity and independence of the external auditor, including determining which non-audit services the external auditor is prohibited from providing;

ii.	reviewing and approving the Company’s hiring policies regarding partners, employees and former partners and employees of the Company’s present and former external auditor; and

iii.	reviewing the fees paid to the external auditor or its affiliates for non-audit services, and consider the impact on the independence of the external audit work;

f.

unless meeting the criteria of a de minimus non-audit service as set out under ss.2.4 of NI 52- 110, to pre-approve all non-audit services to be provided to the Company or its subsidiary entities by its external auditor or the external auditor of the Company’s subsidiary entities. If and when applicable, the Committee may delegate to one or more independent members of the Committee the authority to pre-approve non–audit services provided that such pre- approval by one or more independent members with such authority, will be presented to the Committee at its first scheduled meeting following such pre-approval. All pre-approvals will be made according to the pre-approval policies and procedures specified in advance by the Committee;

g.

to review and assess the terms of the annual external audit engagement including, but not limited to, staffing, objectives and scope of the external audit work materiality limits, audit reports required, areas of audit risk, audit timetable, and the proposed fees;

h.	to review with the external auditor the results of the annual external audit examination including, but not limited to the following:

i.	any significant accounting or financial reporting issues,

ii.	the auditor’s evaluation of the Company’s system of internal accounting controls, procedures and documentation;

iii.

the post-audit or management letter containing any findings or recommendations of the external auditor including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses; and

iv.	any other matters which the external auditor should bring to the attention of the Committee;

i.

to determine whether the external auditor encountered any difficulties in the course of the audit work, including any restriction on the scope of activities or access to requested information, and any significant disagreement with management;

j.

to annually request the external auditor to provide its views on the quality (not just the acceptability) of the Company’s annual and interim financial reporting. Such quality assessment should encompass judgments about the appropriateness, aggressiveness or conservatism of estimates and elective accounting principles, or methods and judgments about the clarity of disclosures; and

k.

when there is to be a change in external auditor, review all issues related to the change, including the information to be included in the notice of change of auditor called for under applicable securities legislation and the rules and policies of applicable exchanges, and the planned steps for an orderly transition.

4.        Internal Financial Controls and Operations

The duties and responsibilities of the Committee related to internal financial controls procedures are:

a.

to review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

b.

to discuss with the independent auditor and CFO’s financial and accounting personnel, both together and separately, the adequacy and effectiveness of the internal controls over financial reporting, whereby eliciting recommendations for the improvement of such internal control procedures or specific areas where new or more detailed controls may be desirable;

c.	review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

d.	review and resolve any unresolved issues between management and the external auditor that could affect the financial reporting or internal controls of the Company;

e.	to review the internal control and approval policies and practices concerning the expenses of the officers of the Company, including the use of the Company’s assets;

f.	to establish procedures for:

i.	the confidential receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

ii.	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

g.

review the disclosure made by the Company’s CEO and CFO during their certification process of the Company’s financial statements for consistency against the disclosure to and information made available to the Committee, before such certificates are disclosed to the public.

5.        Risk Management

The duties and responsibilities of the Committee related to risk assessment and management are to:

a.

oversee the Company’s management to ensure that management discharges its responsibility to identify financial risks faced by the Company, including identifying the Company’s insurance coverage needs; and

b.

to discuss with management the Company’s major financial risk exposure and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.